Exhibit 99.5

Ayr Wellness Inc.

(Formerly Ayr Strategies Inc.)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(EXPRESSED IN UNITED STATES DOLLARS)

Ayr Wellness Inc.

(Formerly Ayr Strategies Inc.)

Consolidated Financial Statements

December 31, 2020 and 2019

Management’s Responsibility for Financial Reporting	1

Independent Auditor’s Report	2

Financial Statements

Consolidated Statements of
Financial Position	5

Consolidated Statements of
Loss and Comprehensive Loss	6

Consolidated Statements of
Changes in Shareholders’ Equity (Deficiency)	7

Consolidated Statements of
Cash Flows	8

Notes to the Consolidated Financial Statements	9 - 59

MANAGEMENT'S RESPONSIBILITY FOR

FINANCIAL REPORTING

Management's Responsibility

To the Shareholders of Ayr Wellness Inc. (formerly, Ayr Strategies Inc.)

The accompanying consolidated financial statements (“financial statements”) and accompanying notes in this report were prepared by management of Ayr Wellness Inc., reviewed by the Audit Committee and approved by the Board of Directors.

Management is responsible for the preparation of the financial statements and believes that they fairly present the Corporation's financial condition and results of operation in conformity with International Financial Reporting Standards. Management has included in the Corporation's financial statements amounts based on estimates and judgments that it believes are reasonable, under the circumstances.

March 9, 2021

“Jonathan Sandelman” (signed)	“Charles Miles” (signed)
Director	Director

Independent Auditor's Report

To the Shareholders of Ayr Wellness Inc. (formerly Ayr Strategies Inc.):

Opinion

We have audited the consolidated financial statements of Ayr Wellness Inc. (formerly Ayr Strategies Inc.) and its subsidiaries (the "Corporation"), which comprise the consolidated statements of financial position as at December 31, 2020 and December 31, 2019, and the consolidated statements of loss and comprehensive loss, changes in shareholders' equity (deficiency) and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Corporation as at December 31, 2020 and December 31, 2019, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audits in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Corporation in accordance with the ethical requirements that are relevant to our audits of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

Management is responsible for the other information. The other information comprises Management’s Discussion and Analysis.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audits of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audits or otherwise appears to be materially misstated. We obtained Management’s Discussion and Analysis prior to the date of this auditor’s report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Corporation’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Corporation or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Corporation’s financial reporting process.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Corporation’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Corporation to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Corporation to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audits and significant audit findings, including any significant deficiencies in internal control that we identify during our audits.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor's report is Jaspreet Chahal.

Burlington, Ontario	Chartered Professional Accountants

March 9, 2021	Licensed Public Accountant

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Consolidated Statements of Financial Position

(Expressed in United States Dollars)

	As of
	December 31, 2020	December 31, 2019
ASSETS
Current
Cash and cash equivalents	$127,238,165	$8,403,196
Accounts receivable	3,464,401	2,621,239
Due from related parties [Note 11]	135,000	85,000
Inventory [Note 5]	28,257,942	13,718,840
Biological assets [Note 6]	12,069,851	2,935,144
Prepaid expenses, deposits, and other current assets	5,270,381	2,163,329
	176,435,740	29,926,748
Non-current
Property, plant, and equipment [Note 7]	69,104,080	37,152,861
Intangible assets [Note 8]	252,357,676	189,802,136
Right-of-use assets [Note 9]	22,604,065	12,315,417
Goodwill [Notes 4 and 8]	92,321,934	84,837,304
Equity investments [Note 10]	503,509	427,399
Deposits and other assets	2,540,675	638,394
Total assets	615,867,679	355,100,259

LIABILITIES
Current
Trade payables	8,899,786	6,806,053
Accrued liabilities	8,706,813	5,123,865
Lease obligations - current portion [Note 9]	866,304	1,087,835
Purchase consideration payable [Notes 4 and 14]	9,053,057	9,831,700
Income tax payable [Note 20]	21,585,523	5,202,943
Debts payable - current portion [Note 12]	8,644,633	6,628,843
	57,756,116	34,681,239
Non-current
Deferred tax liabilities [Note 20]	47,935,998	41,077,761
Warrant liability [Note 14]	151,949,611	36,874,124
Lease obligations - non-current portion [Note 9]	23,864,059	13,033,310
Contingent consideration [Notes 4 and 14]	22,961,412	22,656,980
Debts payable - non-current portion [Note 12]	53,587,948	37,366,818
Senior secured notes - non-current portion [Note 12]	103,652,963	-
Accrued interest payable [Note 12]	3,301,155	815,662
Total liabilities	465,009,262	186,505,894

SHAREHOLDERS' EQUITY (DEFICIENCY)
Share capital [Note 13]	518,992,215	382,210,006
Treasury stock	(556,899)	(245,469)
Contributed surplus	60,035,984	28,879,225
Accumulated other comprehensive (loss) income	(5,765,218)	3,265,610
Deficit	(421,847,665)	(245,515,007)
Total shareholders' equity	150,858,417	168,594,365
Total liabilities and shareholders' equity	615,867,679	355,100,259

Commitments and Contingencies [Note 18]

Subsequent events [Note 21]

Approved on behalf of the Board:

“Jonathan Sandelman” (signed)	“Charles Miles” (signed)
Director	Director

The accompanying notes are an integral part of these financial statements.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in United States Dollars)

	Year Ended
	December 31, 2020	December 31, 2019

Revenues, net of discounts	$155,114,454	$75,195,556

Cost of goods sold before biological asset adjustments	66,555,710	37,009,909
Incremental costs to acquire cannabis inventory in a business combination [Note 4]	-	3,764,678
Cost of goods sold	66,555,710	40,774,587

Gross profit before fair value adjustments	88,558,744	34,420,969

Fair value adjustment on sale of inventory	(34,147,938)	(18,272,212)
Unrealized gain on biological asset transformation [Note 6]	48,690,657	10,108,105

Gross profit	103,101,463	26,256,862

Expenses
General and administrative [Note 16]	36,342,955	19,036,452
Sales and marketing	2,150,536	1,345,009
Depreciation [Notes 7 and 9]	2,364,224	1,392,994
Amortization [Note 8]	12,024,715	7,222,595
Stock-based compensation [Note 17]	31,156,759	28,879,225
Acquisition expense	2,945,194	5,847,800
Total expenses	86,984,383	63,724,075

Income (Loss) from operations	16,117,080	(37,467,213)

Other (expense) income
Share of loss on equity investments [Note 10]	(33,591)	(72,600)
Foreign exchange	(7,782)	(141,106)
Fair value loss on financial liabilities [Note 14]	(164,042,264)	(119,235,147)
Interest expense	(4,115,775)	(3,035,492)
Interest income	10,112	404,835
Other	104,931	202,610
Total other (expense) income	(168,084,369)	(121,876,900)

Loss before income tax	(151,967,289)	(159,344,113)

Current tax [Note 20]	(21,976,761)	(8,728,061)
Deferred tax [Note 20]	(2,388,608)	3,892,570

Net loss	(176,332,658)	(164,179,604)

Foreign currency translation adjustment	(9,030,828)	(156,510)

Net loss and comprehensive loss	(185,363,486)	(164,336,114)

Basic and diluted loss per share	(6.32)	(9.43)

Weighted average number of shares outstanding (basic and diluted)	27,892,441	17,404,742

The accompanying notes are an integral part of these financial statements.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Consolidated Statements of Changes in Shareholders’ Equity (Deficiency)

(Expressed in United States Dollars)

	Share Capital								Treasury Stock		Contributed surplus	Accumulated other comprehensive (loss) income	Deficit	Total
	Class B shares		Multiple Voting Shares		Subordinate, Restricted, and Limited Voting Shares		Exchangeable Shares
	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount
	#	$	#	$	#	$	#	$	#	$	$	$	$	$
Balance, December 31, 2019	-	-	3,696,486	1,821,997	14,824,485	251,721,350	8,373,792	128,666,659	(29,500)	(245,469)	28,879,225	3,265,610	(245,515,007)	168,594,365
Stock-based compensation [Note 17]	-	-	-	-	-	-	-	-	-	-	31,156,759	-	-	31,156,759
Exercise of Rights [Note 13]	-	-	-	-	175,640	-	-	-	-	-	-	-	-	-
Exercise of Warrants [Notes 13 and 14]	-	-	-	-	5,574,446	105,957,197	-	-	-	-	-	-	-	105,957,197
Conversion of Exchangeable Shares [Note 13]	-	-	-	-	8,170,805	128,355,064	(8,170,805)	(128,355,064)	-	-	-	-	-	-
Share issuance - make-whole [Note 14]	-	-	-	-	-	-	614,515	3,765,927	-	-	-	-	-	3,765,927
Repurchase of Subordinate Voting Shares [Note 13]	-	-	-	-	-	-	-	-	(34,300)	(311,430)	-	-	-	(311,430)
Share issuance - combinations and acquisitions [Note 4]	-	-	-	-	128,265	2,083,450	1,310,041	24,975,635	-	-	-	-	-	27,059,085
Net loss for the period	-	-	-	-	-	-	-	-	-	-	-	-	(176,332,658)	(176,332,658)
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	-	-	(9,030,828)	-	(9,030,828)
Balance, December 31, 2020	-	-	3,696,486	1,821,997	28,873,641	488,117,061	2,127,543	29,053,157	(63,800)	(556,899)	60,035,984	(5,765,218)	(421,847,665)	150,858,417

Balance, December 31, 2018 - Restated (Note 3.22)	3,696,486	1,821,997	-	-	-	-	-	-	-	-	-	3,422,120	(81,335,403)	(76,091,286)
Share exchange - Qualifying Transaction [Notes 1 and 4]	(3,696,486)	(1,821,997)	3,696,486	1,821,997	13,474,000	248,411,016	-	-	-	-	-	-	-	248,411,016
Share issuance - Qualifying Transaction [Note 4]	-	-	-	-	-	-	7,983,887	125,421,479	-	-	-	-	-	125,421,479
Stock-based compensation [Note 17]	-	-	-	-	-	-	-	-	-	-	28,879,225	-	-	28,879,225
Exercise of Rights [Note 13]	-	-	-	-	1,059,685	-	-	-	-	-	-	-	-	-
Exercise of Warrants [Note 13]	-	-	-	-	298,200	3,376,539	-	-	-	-	-	-	-	3,376,539
Share issuance - make-whole [Note 14]	-	-	-	-	-	-	389,905	3,245,180	-	-	-	-	-	3,245,180
Repurchase of Subordinate Voting Shares [Note 13]	-	-	-	-	(7,400)	(66,205)	-	-	(29,500)	(245,469)	-	-	-	(311,674)
Net loss for the period	-	-	-	-	-	-	-	-	-	-	-	-	(164,179,604)	(164,179,604)
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	-	-	(156,510)	-	(156,510)
Balance, December 31, 2019	-	-	3,696,486	1,821,997	14,824,485	251,721,350	8,373,792	128,666,659	(29,500)	(245,469)	28,879,225	3,265,610	(245,515,007)	168,594,365

The accompanying notes are an integral part of these financial statements.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

	Year Ended
	December 31, 2020	December 31, 2019
Operating activities
Net loss	$(176,332,658)	$(164,179,604)
Adjustments for:
Acquisition costs associated with financing activities	-	129,235
Net fair value loss on financial liabilities	164,042,264	119,235,147
Stock-based compensation	31,156,759	28,879,225
Depreciation	4,720,198	2,172,373
Amortization on intangible assets	13,716,502	8,137,864
Share of loss on equity investments	33,591	72,600
Incremental costs to acquire cannabis inventory in a business combination	-	3,764,678
Fair value adjustment on sale of inventory	34,147,938	18,272,212
Unrealized gain on biological asset transformation	(48,690,657)	(10,108,105)
Deferred tax expense (benefit)	2,388,608	(3,892,570)
Amortization on financing costs	90,858	-
Interest accrued	2,214,061	1,652,510
Changes in non-cash operations, net of business acquisition:
Accounts receivable	(843,162)	(1,308,328)
Inventory and biological assets	(8,876,748)	(5,809,848)
Prepaid expenses and other assets	(2,529,212)	(1,459,072)
Trade payables	1,616,253	2,992,073
Accrued liabilities	3,274,488	(179,574)
Income tax payable	16,382,580	5,202,943
Cash provided by operating activities	36,511,663	3,573,759

Investing activities
Transfer of restricted cash and short term investments held in escrow and interest income	-	99,684,243
Purchase of property, plant, and equipment	(14,367,690)	(14,417,635)
Purchases of intangible assets	(400,000)	-
Deferred underwriters commission paid	-	(3,457,154)
Cash paid for business combinations and asset acquisitions, net of cash acquired	(35,174,880)	(74,714,171)
Cash paid for business combinations and asset acquisitions, bridge financing	(8,040,804)	-
Cash paid for business combinations and asset acquisitions, working capital	(2,354,375)	(547,042)
Payments for interests in equity accounted investments	(109,700)	(500,000)
Advances to related corporation	(50,000)	(809,191)
Deposits for business combinations	(1,750,000)	-
Cash (used in) provided by investing activities	(62,247,449)	5,239,050

Financing activities
Proceeds from exercise of Warrants	48,483,750	2,460,150
Proceeds from senior secured notes, net of financing costs	103,571,105	-
Redemption of Class A shares	-	(7,519)
Repayments of debts payable	(5,615,225)	(2,879,329)
Repayments of lease obligations (principal portion)	(1,557,445)	(763,878)
Repurchase of Subordinate Voting Shares	(311,430)	(311,674)
Cash provided by (used in) financing activities	144,570,755	(1,502,250)

Net increase in cash	118,834,969	7,310,559
Effect of foreign currency translation	-	982,685
Cash and cash equivalents, beginning of the year	8,403,196	109,952
Cash and cash equivalents, end of the year	127,238,165	8,403,196

Supplemental disclosure of cash flow information:
Interest paid during the year	2,526,294	1,679,612
Taxes paid during the year	5,594,181	3,525,118

The accompanying notes are an integral part of these financial statements.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

1.	NATURE OF OPERATIONS

Ayr Wellness Inc. (formerly Ayr Strategies Inc.) (“Ayr” or “the Corporation”) is a vertically-integrated cannabis multi-state operator in the U.S., with a portfolio in Massachusetts, Nevada, and Pennsylvania. Through its operating companies, Ayr is a leading cultivator, manufacturer, and retailer of cannabis products and branded cannabis packaged goods, and provides operational and service support to licensed cannabis companies. The Corporation was previously a special purpose acquisition corporation (“SPAC”) which was incorporated for the purpose of effecting an acquisition of one or more businesses or assets, by way of a merger, amalgamation, arrangement, share exchange, asset acquisition, share purchase, reorganization, or any other similar business combination involving the Corporation, referred to as the Corporation’s “Qualifying Transaction”. The Corporation had only one operating segment, cannabis sales, during the year ended December 31, 2020. As the Corporation has experienced rapid growth operating segments will be further analyzed and are subject to future change. The Corporation is a reporting issuer in each of the provinces and territories of Canada.

The Corporation was incorporated on July 31, 2017 under the Business Corporations Act (Ontario) and continued on May 24, 2019 into British Columbia under the Business Corporations Act (British Columbia) in connection with its Qualifying Transaction. The registered office of the Corporation is located at 666 Burrard Street, Suite 1700, Vancouver, British Columbia V6C 2X8. The head office of the Corporation is located at 590 Madison Avenue, 26th Floor, New York, New York, 10022.

For information on the Corporation’s initial public offering, please refer to the Corporation’s final non-offering prospectus dated February 15, 2019 and the Corporation’s management information circular dated February 19, 2019.

On September 12, 2018, the Corporation incorporated a wholly owned subsidiary in Nevada, United States, named CSAC Holdings Inc., to facilitate the proposed Qualifying Transaction. On September 17, 2018, CSAC Holdings Inc. incorporated a wholly owned subsidiary in Nevada, United States, named CSAC Acquisition Inc. (“CSAC AcquisitionCo”).

On May 24, 2019, the Corporation completed its Qualifying Transaction, including through operational and service agreements, of the target businesses of Washoe Wellness, LLC (“Washoe”), The Canopy NV, LLC (“Canopy”), Sira Naturals, Inc. (“Sira”), LivFree Wellness, LLC (“LivFree”) and CannaPunch of Nevada LLC (“CannaPunch”), which collectively constituted its Qualifying Transaction (collectively, the “Qualifying Transaction”). For more information regarding the Qualifying Transaction, view the December 31, 2019 audited financial statements.

The Corporation’s subordinate, restricted, and limited voting shares (“Subordinate Voting Shares”), warrants (“Warrants”), and rights (“Rights”) are trading on the Canadian Stock Exchange (the “CSE”), under the symbols “AYR.A”, “AYR.WT” and “AYR.RT”, respectively. The Corporation’s Subordinate Voting Shares are also trading on the Over-the-Counter Market (“OTC”) in the United States under the symbol “AYRWF”. The Corporation originally traded on the OTC under the symbol “AYRSF”, however, that changed on December 4, 2020 to AYRWF.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

2.	BASIS OF PRESENTATION

2.1 Statement of compliance

These financial statements for the year ended December 31, 2020 (and comparative results for the year ended December 31, 2019) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the IFRS Interpretations Committee (“IFRIC”) and in effect as of December 31, 2020.

These financial statements were approved and authorized for issuance by the Board of Directors of the Corporation (the “Board of Directors”) on March 9, 2021.

2.2 Basis of presentation and measurement

These financial statements have been prepared on the going concern basis under the historical cost basis except for certain financial instruments, biological assets, and warrant liability, which are measured at fair value, as explained in the accounting policies set out in Note 3.

The financial statements are presented in United States dollars which, following the close of the Qualifying Transaction became the Corporation’s presentation currency. The Corporation’s previous presentation currency was Canadian Dollars (“CAD” or “CDN$”). See Note 3.22 for change in accounting policy related to the change in presentation currency. The functional currency of each entity is determined separately in accordance with International Accounting Standard IAS 21 – Foreign Exchange and is measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The functional currency of Ayr, the parent, is CDN$ and for each of the United States subsidiaries is United States dollars (US$ or $).

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1 Basis of consolidation

The financial statements for the year ended December 31, 2020 include the accounts of the Corporation, its wholly-owned subsidiaries, and entities over which the Corporation has control as defined in IFRS 10, all of which also have a December 31 year-end. Entities over which the Corporation has control are presented on a consolidated basis from the date control commences. Control, as defined in IFRS 10 for purposes of determining the consolidated basis of financial statement presentation exists when the Corporation is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power and rights in respect of the entity. All of the consolidated entities were under control, as defined in IFRS 10 for purposes of determining the consolidated basis of financial statement presentation, during the entirety of the periods for which their respective results of operations were included in the consolidated statements. All intercompany balances and transactions are eliminated on consolidation. The Corporation’s consolidated subsidiaries are listed below, and are owned 100% by the Corporation unless otherwise noted:

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.1 Basis of consolidation (continued)

Subsidiaries	State of operation	Purpose
Ayr Wellness Inc.	Canada	Parent Company
CSAC Holdings Inc.	NV	Corporate - Holding Company
CSAC Acquisition Inc. (2)	NV	Corporate - Holding Company
Sira Naturals, Inc. (3)	MA	Cultivation, Production, and Retail
CannaPunch of Nevada LLC	NV	Production
LivFree Wellness, LLC (1)(4)	NV	Managed Services - Retail
Washoe Wellness, LLC (1)(5)	NV	Managed Services - Cultivation and Production
The Canopy NV LLC (6)	NV	Managed Services - Retail
DocHouse, LLC	PA	Cultivation and Production
CannTech PA, LLC (7)	PA	Cultivation, Production, and Retail

(1)	Entered into an Equity Purchase Agreement with CSAC Acquisition, Inc. pending regulatory approval for the license transfers by the Nevada Cannabis Compliance Board. The Corporation has control, as defined in IFRS 10 for purposes of determining the consolidated basis of financial statement presentation, and provides operational and service support to licensed cannabis companies. All intercompany balances and transactions are eliminated for consolidation.

(2)	CSAC Acquisition Inc. includes wholly-owned subsidiaries:

a.	Holding entities - CSAC Acquisition MA Corp, CSAC Acquisition NJ Corp, CSAC Acquisition PA Corp (“CSAC PA”), CSAC Acquisition AZ Corp, Ayr NJ LLC, CSAC LLC, CSAC Ohio LLC, CSAC-LivFree LLC, CSAC-Washoe Wellness, LLC, CSAC-The Canopy LLC.

i.	CSAC-Washoe Wellness, LLC includes a wholly-owned subsidiary DWC Investments, LLC.

b.	Payroll entities - Mercer Strategies PA, LLC, Parker Solutions PA, LLC.

c.	Real estate entity - Parker RE MA, LLC,

(3)	Sira Naturals, Inc includes a whole-owned subsidiary Parker Solutions MA, LLC.

(4)	LivFree includes a wholly-owned subsidiary BP Solutions LLC.

(5)	Washoe includes wholly-owned subsidiaries Klymb Project Management, Inc, Tahoe-Reno Botanicals, LLC, Tahoe-Reno Extractions, LLC.

(6)	Canopy includes wholly-owned subsidiaries Kynd-Strainz, LLC and Lemon Aide, LLC.

(7)	CSAC Acquisition PA Corp. is the parent company of CannTech PA, LLC (“CannTech PA”).

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.2 Revenue

IFRS 15 – Revenue from contracts with customers (“IFRS 15”) specifies how and when revenue should be recognized based on a five-step model, which is applied to all contracts with customers. The pattern and timing of revenue recognition is consistent with prior year practice. The Corporation’s accounting policy for revenue recognition under IFRS 15 is to follow a five-step model to determine the amount and timing of revenue to be recognized:

•	Identifying the contract with a customer

•	Identifying the performance obligations within the contract

•	Determining the transaction price

•	Allocating the transaction price to the performance obligations

•	Recognizing revenue when/as performance obligation(s) are satisfied.

In some cases, judgment is required in determining whether the customer is a business or the end consumer. This evaluation is made on the basis of whether the business obtains control of the product before transferring to the end consumer. Control of the product transfers at a point in time either upon shipment to or receipt by the customer, depending on the contractual terms. In determining the appropriate time of sale, the Corporation takes into consideration a) the Corporation’s right to payment for the goods or services; b) customer’s legal title; c) transfer of physical possession of the goods; and d) timing of acceptance of goods.

Revenue is recognized based on the sale of cannabis for a fixed price when control is transferred. The amount recognized reflects the consideration that the Corporation expects to receive taking into account any variation that is expected to result from rights of return. Dispensary revenue is recognized at the point of sale while wholesale revenue is recognized once Ayr transfers the significant risks and rewards of ownership of the goods and does not retain material involvement associated with ownership or control over the goods sold.

3.3 Cash

The Corporation considers all investments with original maturities of three months or less, that are highly liquid and readily convertible into cash, to be cash equivalents.

3.4 Business combination

Acquisitions of subsidiaries and businesses are accounted for using the acquisition method. The Corporation measures goodwill as the fair value of the consideration transferred, including the recognized amount of any non-controlling interest in the acquiree, less the net recognized amount of the identifiable assets and liabilities assumed, all measured as of the acquisition date.

Consideration transferred includes the fair value of the assets transferred (including cash), the liabilities incurred by the Corporation on behalf of the acquiree, any contingent consideration and any equity interests issued by the Corporation. Transaction costs, other than those associated with the issuance of debt or equity securities that the Corporation incurs in connection with a business combination, are expensed as incurred.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.4 Business combination (continued)

The acquisition date is the date when the Corporation obtains control of the acquiree. Contingent consideration is measured at its acquisition date fair value and included as part of the consideration transferred in a business combination. Contingent consideration that is classified as a liability is re-measured at subsequent reporting dates in accordance with the criteria and guidance provided under IFRS with corresponding gain or loss recorded in the statements of loss and comprehensive loss.

3.5 Inventory

Cannabis inventory at retail, work-in-process, and raw materials are initially valued at the weighted average cost and subsequently measured at the lower of cost and net realizable value. Inventories of harvested cannabis are transferred from biological assets at their fair value at the point of harvest, which becomes the initial deemed cost. Any subsequent post-harvest costs, including direct costs such as materials, labor, and depreciation expense on equipment attributable to processing and related overheads, are capitalized to inventory to the extent that cost is less than net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs to sell. The Corporation reviews inventories for obsolete, redundant and slow-moving goods and any such inventories identified are written down to net realizable value.

3.6 Biological assets

The Corporation’s biological assets consist of cannabis plants, from the date of initial cutting from mother plants, which are not yet harvested. While the Corporations’ biological assets are within the scope of IAS 41 – Agriculture, the direct and indirect costs of cultivating and producing biological assets are determined using an approach similar to the capitalization criteria outlined in IAS 2 – Inventories. They include the direct cost of seeds and growing materials as well as other direct costs such as utilities and supplies used in the growing process. Indirect labor for individuals involved in the growing and quality control process is also included, as well as depreciation on production equipment, the building portion associated with the growing space, and the right-of-use asset associated with the cultivation and production facilities. All direct and indirect costs of cultivating and producing biological assets are capitalized as they are incurred, and they are subsequently recorded on the statements of loss and comprehensive loss in the year that the related product is sold. Unrealized fair value gain on growth of biological assets are recorded in a separate line on the face of the statements of loss and comprehensive loss. Biological assets are measured at their fair values less costs to sell up to the point of harvest in the statements of financial position, which becomes the initial cost of harvested cannabis.

Mother plants grown for the purpose of taking cuttings in order to grow more quantities of the same plants. Mother plants are critical to the success of the business and, once mature, are held solely to create cuttings for production over their useful lives. Costs attributed to the growing of mother plants are included in cost of goods sold.

3.7 Property, plant, and equipment (“PPE”)

PPE is stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an item of PPE consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.7 Property, plant, and equipment (“PPE”) (continued)

Depreciation is provided at rates calculated to write off the cost of PPE, less their estimated residual value, using the straight-line method over the following expected useful lives:

•	Land – not depreciated

•	Buildings – 39 years

•	Leasehold improvements – the shorter of the useful life or life of the lease

•	Furniture and fixtures – 5 to 7 years

•	Office equipment – 3 to 5 years

•	Machinery and equipment – 5 to 15 years

•	Auto and trucks – 5 years

•	Assets under construction – not depreciated

An item of PPE is derecognized upon disposal, when held for sale or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in the statements of loss and comprehensive loss.

Assets under construction are transferred to the appropriate asset class when available for use and depreciation of the assets commences at that point of time.

The Corporation conducts an annual assessment of the residual balances, useful lives and depreciation methods being used for PPE and any changes arising from the assessment are applied by the Corporation prospectively.

Where an item of PPE comprises major components with different useful lives, the components are accounted for as separate items of PPE. Expenditures incurred to replace a component of an item of PPE that is accounted for separately, including major inspection and overhaul expenditures are capitalized.

3.8 Intangible assets

(a)  Goodwill

The Corporation measures goodwill as the fair value of the consideration transferred, including the recognized amount of any non-controlling interest in the acquiree, less the net recognized amount of the identifiable assets and liabilities assumed, all measured as of the acquisition date. Goodwill is allocated to the Cash Generating Units (“CGU” or “CGUs”) which are expected to benefit from the synergies of the combination. CGUs have been grouped for purposes of impairment testing. Impairment losses recognized in respect of a CGU, being the excess over the CGUs carrying value allocated to the assets in the CGU, are first allocated to the carrying value of goodwill and indefinite life intangibles and any excess is allocated to the carrying amount of assets in the CGU. Impairment testing is performed annually by the Corporation or more frequently, if events or changes in circumstances indicate that they might be impaired. Management makes estimates during impairment testing as judgment is required to determine indicators of impairment and estimates are used to measure impairment losses. The recoverable amount, as defined in Note 3.9, of goodwill is determined by using discounted future cash flows, which incorporates assumptions regarding future events, growth rates and discount rates.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.8 Intangible assets (continued)

(b)  Finite life intangible assets

Intangible assets are recorded at cost, less accumulated amortization and impairment losses. Amortization is recorded on a straight-line basis over their estimated useful lives, which do not exceed the contractual period, if any. Intangible assets, which include licences/permits, right-to-use licenses, host community agreements, and trade name/brand have useful lives of 15, 15, 15, and 5 years, respectively. Such assets are tested annually for impairment, or more frequently, if events or changes in circumstances indicate that they might be impaired. The estimated useful lives, residual values, and amortization methods are reviewed at each year-end, and any changes in estimates are accounted for prospectively.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditures are capitalized to the extent development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Corporation intends to and has sufficient resources to complete development and to use or sell the product or asset. Other development expenditures will be expensed as incurred. No development costs have been capitalized to date.

3.9 Impairment of non-financial assets

At each financial reporting date, the Corporation reviews the carrying amounts of its tangible assets to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists, or when annual impairment testing for an asset is required, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Corporation estimates the recoverable amount of the CGU to which the assets belong.

The recoverable amount is the higher of fair value less the costs to sell and value in use. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal (“FVLCD”), recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies, discounted cash flows, or other available fair value indicators.

If the recoverable amount of an asset (or CGU) is estimated to be less than it’s carrying amount, the carrying amount of the asset (or CGU) is reduced to its recoverable amount. An impairment loss is recognized at that time.

Where an impairment loss subsequently reverses, the carrying amount of the asset (CGU) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior years. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized.

Goodwill and intangible assets with indefinite useful lives are allocated to CGUs for purposes of impairment testing. An impairment test is performed by determining the recoverable amount of the CGU to which the goodwill or intangible assets with indefinite useful lives relates. The recoverable amount of a CGU or individual asset is the higher of its value in use and its FVLCD. Where the recoverable amount is less than the carrying amount, an impairment loss is recognized in the statements of loss and comprehensive loss. Impairment losses recognized on goodwill are not reversed in subsequent periods.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.9 Impairment of non-financial assets (continued)

Goodwill is allocated to the CGUs, which are the lowest level that generate cash flows independent of another. The Corporation determined its CGUs are separated by state and type of operation, including cultivation, production and retail. As the CGUs benefit from synergies of a related business combination at the state level, goodwill is grouped and tested at the state level.

3.10 Leases

The Corporation assesses whether a contract is or contains a lease, at inception of a contract. Leases are recognized as a right-of-use asset and corresponding liability at the commencement date. Each lease payment included in the lease liability is apportioned between the repayment of the liability and a finance cost. The finance cost is recognized in net finance costs in the statements of loss and comprehensive loss over the lease period to produce a constant periodic rate of interest on the remaining balance of the liability for each period. Lease liabilities include the net present value of fixed payments (including in-substance fixed payments), variable lease payments that are based on an index or a rate or subject to a fair market value renewal, amounts expected to be payable by the lessee under residual value guarantees, the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option. The Corporation allocates the consideration in the contract to each lease component on the basis of the relative standalone price of the lease component and the aggregate stand-alone price of the non-lease components. The lease liability is net of lease incentives receivable. The lease payments are discounted using the interest rate implicit in the lease or, if that rate cannot be determined, the lessee’s incremental borrowing rate. The period over which the lease payments are discounted is the reasonably certain lease term, including renewal options that the Corporation is reasonably certain to exercise. Renewal options are included in a number of leases across the Corporation.

Payments associated with short-term leases and leases of low-value assets are recognized as an expense on a straight-line basis in the statements of loss and comprehensive loss. Short-term leases are leases with a lease term of 12 months or less. Variable lease payments that do not depend on an index or a rate or are not subject to a fair market value renewal are expensed as incurred and recognized in statements of loss and comprehensive loss.

Right-of-use assets are measured at cost which is calculated as the amount of the initial measurement of lease liability plus any lease payments made at or before the commencement date, any initial direct costs and related restoration costs. The right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term or the useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the Corporation expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. The depreciation starts at the commencement date of the lease.

3.11 Equity investments

An associate is an entity over which the Corporation exercises significant influence. Significant influence is the power to participate in the financial and operating policy of the investee but without control or joint control over those policies. Interests in associates are accounted for using the equity method and are initially recognized at cost. Subsequent to initial recognition, the carrying value of the Corporation’s interest in an associate is adjusted for the Corporation’s share of income or loss and distributions of the investee. The carrying value of associates is assessed for impairment at each statement of financial position date. Significant influence is presumed if the Corporation holds between 20% and 50% of the voting rights, unless evidence exists to the contrary.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.11 Equity investments (continued)

Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. Investees in which the Corporation has joint control and rights to the net assets thereof, are defined as joint ventures. Joint ventures are also accounted for under the equity method.

3.12 Non-controlling interests

Equity interests owned by parties that are not shareholders of the Corporation are considered non-controlling interests. The share of net assets attributable to non-controlling interests are presented as a component of equity while the share of net income or loss is recognized in equity. Changes in Ayr’s ownership interest that do not result in a loss of control are accounted for as equity transactions. As of December 31, 2020 and 2019, the Corporation does not have any non-controlling interests.

3.13 Borrowing costs

Borrowing costs directly attributable to the acquisition or construction of a qualifying asset are capitalized. Qualifying assets are those that require a minimum of twelve months to prepare for their intended use.

3.14 Derivatives

The Corporation evaluates all of its agreements to determine if such instruments have derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then revalued at each reporting date, with changes in the fair value reported in the Corporation’s financial statements. In calculating the fair value of derivative liabilities, the Corporation uses a valuation model when level 1 inputs are not available to estimate fair value at each reporting date (see Note 19). The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative instrument liabilities are classified as current or non-current based on whether or not net-cash settlement of the derivative instrument could be required within 12 months of the financial statements date.

3.15 Loss per share

The basic loss per share is computed by dividing the net loss by the weighted average number of shares outstanding, including Subordinate Voting Shares, multiple voting shares of the Corporation (“Multiple Voting Shares”), and Exchangeable Shares (as defined below), during the period. The diluted loss per share reflects the potential dilution of shares by adjusting the weighted average number of shares outstanding to assume conversion of potentially dilutive shares, such as Warrants, restricted stock units (RSUs), Rights, and contingent shares. The “treasury stock method” is used for the assumed proceeds upon the exercise of the Exchangeable Shares and Warrants that are used to purchase Subordinate Voting Shares at the average market price during the period. If the Corporation incurs a net loss during a reporting period, the calculation of fully diluted loss per share will not include potentially dilutive equity instruments such as restricted Warrants, RSUs, Rights and contingent shares, therefore, basic loss per share and diluted loss per share will be the same.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.16 Stock-based payments

(a) Stock-based payment transactions

Certain employees (including directors and senior executives) of the Corporation receive a portion of their remuneration in the form of stock-based payment transactions, whereby employees render services as consideration for equity instruments (“equity settled transactions”).

Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued. In situations where equity instruments are issued to non-employees and some or all of the fair value of the good or service received by the Corporation as consideration cannot be specifically identified, they are measured at fair value of the stock-based payment.

The costs of equity-settled transactions with employees are measured by reference to the fair value of the stock price at the date on which they are granted, using an appropriate valuation model. The value of the transaction is expensed through the vesting period.

The costs of equity-settled transactions are recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the “vesting date”).

The cumulative expense is recognized for equity-settled transactions at each reporting date until the vesting date reflects the Corporation’s best estimate of the number of equity instruments that will ultimately vest. The income or loss for a period represents the movement in cumulative expense recognized as of the beginning and end of that period and the corresponding amount is represented in contributed surplus. At the end of each reporting period, the Corporation re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of the revisions in the statements of loss and comprehensive loss.

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied provided that all other performance and/or service conditions are satisfied.

Where the terms of an equity settled award are modified, the minimum expense recognized is the grant date fair value of the unmodified award, provided the original terms of the award are met. An additional expense is recognized for any modification which increases the total fair value of the stock-based payment arrangement or is otherwise beneficial to the employee as measured at the date of modification. Where an award is cancelled by the Corporation or the counterparty, any remaining element of the fair value of the award is derecognized at that time through the statements of loss and comprehensive loss.

The dilutive effect of outstanding options is reflected as additional dilution in the computation of earnings per share.

(b) Warrants

The Corporation measures the fair value of Warrants issued using the quoted price as the Warrants are publicly traded. As the number of shares to be issued by the Corporation upon exercise of the Warrants is not fixed and fail the "fixed-for-fixed" criteria for equity classification, the Warrants have been classified as derivative liabilities to be measured at FVTPL. When Warrants are exercised, they are valued at their fair value on date of extinguishment plus cash proceeds.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.17 Provisions

Provisions are recognized when the Corporation has a present obligation (legal or constructive) that has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

3.18 Financial instruments

Recognition and initial measurement

Financial assets and financial liabilities, including derivatives, are recognized when the Corporation becomes a party to the contractual provisions of a financial instrument or non-financial derivative contract. All financial instruments are measured at fair value on initial recognition. Transaction costs that are directly attributable to the acquisition or issuance of financial assets and financial liabilities, other than financial assets and financial liabilities classified as FVTPL (as defined below), are added to or deducted from the fair value on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities classified as FVTPL are recognized immediately in the statements of loss and comprehensive loss.

Classification and subsequent measurement

The Corporation classifies financial assets, at the time of initial recognition, according to the Corporation’s business model for managing the financial assets and the contractual terms of the cash flows. Financial assets are classified in the following measurement categories:

a) amortized cost (“AC”);

b) fair value through profit or loss (“FVTPL”); and

c) fair value through other comprehensive income (“FVTOCI”).

Financial assets are subsequently measured at amortized cost if both the following conditions are met and they are not designated as FVTPL: a) the financial asset is held within a business model whose objective is to hold financial assets to collect contractual cash flows; and b) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

These assets are subsequently measured at amortized cost using the effective interest rate method, less any impairment, with gains and losses recognized in the statements of loss and comprehensive loss in the period that the asset is derecognized or impaired. All financial assets not classified as amortized cost as described above are measured at FVTPL or FVTOCI depending on the business model and cash flow characteristics. The Corporation has no financial assets measured at FVTOCI.

Financial liabilities are subsequently measured at amortized cost using the effective interest rate method with gains and losses recognized in the statements of loss and comprehensive loss in the period that the liability is derecognized, except for financial liabilities classified as FVTPL.

Refer to Note 19 for the classification and fair value (“FV”) level of financial instruments.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.18 Financial instruments (continued)

Impairment of financial instruments – Expected credit losses (“ECL”)

For all financial assets recorded at amortized cost, the Corporation applies the simplified approach to provide expected credit losses prescribed by IFRS 9, which requires the use of the lifetime expected loss provision for all accounts receivable based on the Corporation’s historical default rates over the expected life of the accounts receivable and is adjusted for forward-looking estimates. The methodologies and assumptions, including, but not limited to, any forecasts of future economic conditions, credit ratings, and macro-economic factors, are reviewed regularly.

All individually significant loans receivable are assessed for impairment. All individually significant loans receivable found not to be specifically impaired are then collectively assessed for impairment. Loans receivables not individually significant are collectively assessed for impairment by grouping together loans receivable with similar risk characteristics.

ECL are calculated as the product of the probability of default, exposure at default and loss given default over the remaining expected life of the receivables. No ECL has been recorded by the Corporation as all receivables are expected to be collected and are not significant.

Derecognition

The Corporation derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are recognized in the statements of loss and comprehensive loss.

The Corporation derecognizes financial liabilities only when its obligations under the financial liabilities are discharged, cancelled or expired. Generally, the difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in the statements of loss and comprehensive loss.

3.19 Foreign currency transactions

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statements of loss and comprehensive loss.

The results and financial position of an entity that has a functional currency different from the presentation currency is translated into the presentation currency as follows:

•	assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position; and

•	income and expenses for each statement of loss are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated as the rate on the dates of the transactions).

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.19 Foreign currency transactions (continued)

Effect of translation differences are accumulated and presented as a component of equity under accumulated other comprehensive (loss) income.

3.20 Taxation

The current income tax expense is based on taxable income for the period. Income tax payable is based on the income tax expense from the current and prior periods that has not been remitted. Taxable income differs from “Loss before income tax” as reported in the statements of loss and comprehensive loss because of items of income or expenses that are taxable or deductible in other years and items that are never taxable or deductible. Current income tax represents the expected income taxes recoverable (or payable) on taxable income for the period using income tax rates enacted or substantively enacted at the end of the reporting period and factors in any adjustments arising from prior years.

As the Corporation operates in the cannabis industry, it is subject to the limits of Internal Revenue Code (“IRC”) Section 280E under which the Corporation is only allowed to deduct expenses included as cost of goods sold. This results in permanent book/tax differences for ordinary and necessary business expenses deemed non-allowable under IRC Section 280E. Therefore, the effective tax rate can be highly variable and may not necessarily correlate with pre-tax income or loss.

Deferred taxes are accounted for using the liability method. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities in the financial statements and their respective tax bases. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates in effect for the period in which those differences are expected to be recovered or settled.

The effect of a change in tax rates on deferred tax assets and liabilities is recognized in net loss in the year that includes the substantive enactment date. A deferred tax asset is recognized initially when it is probable that future taxable income will be sufficient to use the related tax benefits and may be subsequently reduced, if necessary, to the extent that it is no longer probable that future taxable profits will be available. A deferred tax expense or benefit is recognized in accumulated other comprehensive (loss) income or otherwise directly in equity to the extent that it relates to items that are recognized in accumulated other comprehensive (loss) income or directly in equity in the same or a different period.

Provisions for taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Corporation reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the final outcome of these tax related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

IFRIC Interpretation 23, Uncertainty over Income Tax Treatments, provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. As of December 31, 2020, the Corporation has completed an assessment for circumstances in which there is uncertainty over income tax treatments and has not recorded any uncertain tax positions.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.21 Significant accounting judgments and estimates

The application of the Corporation’s accounting policies requires management to use estimates and judgments that can have a significant effect on the revenues, expenses, assets and liabilities recognized, and disclosures made in the financial statements.

Management’s best estimates concerning the future are based on the facts and circumstances available at the time estimates are made. Management uses historical experience, general economic conditions and assumptions regarding probable future outcomes as the basis for determining estimates. Estimates and their underlying assumptions are reviewed periodically, and the effects of any changes are recognized at that time. Actual results could differ from the estimates used.

The global pandemic outbreak of the novel strain of coronavirus (“COVID-19”) has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, store closures, self-imposed quarantine periods and social distancing, may cause material disruption to businesses globally resulting in an economic slowdown. COVID-19 has cast uncertainty on the assumptions used by management in making its judgments and estimates. While cannabis has generally been deemed an essential business the regulators in Massachusetts and Nevada placed material restrictions on cannabis sales during the middle of 2020. The full extent of the impact that COVID-19, including government and/or regulatory responses to the outbreak, will have on the Corporation is highly uncertain and difficult to predict at this time. Accordingly, there is a higher level of uncertainty with respect to management’s judgments and estimates.

The following areas require management’s critical estimates and judgments:

(a) Business combination

A business combination is a transaction or event in which an acquirer obtains control of one or more businesses and is accounted for using the acquisition method. The total consideration paid for the acquisition is the aggregate of the fair values of assets acquired, liabilities assumed, and equity instruments issued in exchange for control of the acquiree at the acquisition date. The acquisition date is the date when the Corporation obtains control of the acquiree. The identifiable assets acquired and liabilities assumed are recognized at their acquisition date fair values, except for deferred taxes and share-based payment awards, where IFRS provides exceptions to recording the amounts at fair value.

Goodwill represents the difference between total consideration paid and the fair value of the net identifiable assets acquired. Acquisition costs incurred are expensed to total expenses. Contingent consideration is measured at its acquisition date fair value and is included as part of the consideration transferred in a business combination, subject to the applicable terms and conditions.

Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IFRS 9 with the corresponding gain or loss recognized in net loss.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.21 Significant accounting judgments and estimates (continued)

(a) Business combination (continued)

Based on the facts and circumstances that existed at the acquisition date, management will perform a valuation analysis to allocate the purchase price based on the fair values of the identifiable assets acquired and liabilities assumed on the acquisition date. Management has one year from the acquisition date to confirm and finalize the facts and circumstances that support the finalized fair value analysis and related purchase price allocation. Until such time, these values are provisionally reported and are subject to change. Changes to fair values and allocations are retrospectively adjusted in subsequent periods.

In determining the fair value of all identifiable assets acquired and liabilities assumed, the most significant estimates generally relate to contingent consideration and intangible assets. Management exercises judgment in estimating the probability and timing of when earn-outs are expected to be achieved, which is used as the basis for estimating fair value. Identified intangible assets are fair valued using appropriate valuation techniques which are generally based on a forecast of the total expected future net cash flows of the acquiree. Valuations are highly dependent on the inputs used and assumptions made by management regarding the future performance of these assets and any changes in the discount rate applied.

Judgment is applied in determining whether an acquisition is a business combination or an asset acquisition by considering the nature of the assets acquired and the processes applied to those assets, or if the integrated set of assets and activities is capable of being conducted and managed for the purpose of providing a return to investors or other owners.

(b) Biological assets and inventory

In calculating the value of the biological assets and inventory, management is required to make a number of estimates, including estimating the stage of growth of the cannabis up to the point of harvest, net realizable value, harvesting costs, selling costs, average or expected selling prices and list prices, expected yields for the cannabis plants, oil conversion, and impairment factors. In calculating final inventory values, management compares the inventory costs to estimated net realizable value.

(c) Estimated useful lives and depreciation of property, plant and equipment

Depreciation of PPE is dependent upon estimates of useful lives, which are determined through the exercise of judgments. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.21 Significant accounting judgments and estimates (continued)

(d) Valuation, estimated life and impairment of intangible assets and goodwill

Management uses significant judgment in determining the fair value of intangible assets and goodwill, estimating the useful lives and impairment. Intangible assets that have indefinite useful lives are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired.

The Corporation uses judgment in determining the grouping of assets by identifying CGUs for purposes of testing for impairment of goodwill and intangible assets. The Corporation’s estimate of CGUs or a group of CGUs recoverable amount based on value in use involves estimating future cash flows before taxes. Future cash flows are estimated based on multi-year extrapolation of the most recent historical actual results and budgets are calculated by discounting the final year in perpetuity.

(e) Goodwill impairment

When determining the recoverable amount of the CGU or CGUs to which goodwill is allocated, the Corporation relies on a number of factors, including historical results, business plans, forecasts and market data. Changes in the conditions for these judgments and estimates can significantly affect the recoverable amount.

(f) Leases

Each capitalized lease is evaluated to determine if the Corporation would exercise any of the renewal options offered. Several material factors are considered in determining if the renewal options would be exercised, such as length of the renewal, renewal rate, and ability to transfer locations. When measuring lease liabilities, the Corporation used discounted lease payments using a weighted-average rate in the range of 9.8% to 15.0% per annum. The weighted-average rate is based on the internal borrowing rate, which relies on judgments and estimates.

(g) Provisions and contingent liabilities

When the Corporation is more likely than not to incur an outflow of resources to settle an obligation and the amount can be reasonably estimated, a contingent liability is recorded. The contingent liability is recorded at management’s best estimates of the expenditure required to settle the obligation at period end, discounted to the present value, if material.

(h) Financial instruments

To determine the fair value of financial instruments, the Corporation develops assumptions and selects certain methods to perform the fair value calculations. Various methods considered include but are not limited to: (a) assigning the value attributed to the transaction at the time of origination; (b) re-measuring the instrument if it requires concurrent fair value measurement; and (c) valuing the instrument at the issuance value less any amortized costs. As judgment is a factor in determining the value and selecting a method, as well as, the inherent uncertainty in estimating the fair value, the valuation estimates may be different.

Application of the option pricing model requires estimates in expected dividend yields, expected volatility in the underlying assets and the expected life of the financial instruments. These estimates may ultimately be different from amounts subsequently realized, resulting in an overstatement or understatement of net loss and comprehensive loss.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.21 Significant accounting judgments and estimates (continued)

(i) Expected credit loss

Management determines ECL by evaluating individual receivable balances and considering customers’ financial condition and current economic conditions. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded as income when received. All receivables are expected to be collected within one year of the year end.

(j) Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to the expectation of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that the tax positions taken will be sustained upon examination by applicable tax authorities.

3.22 Change in accounting policy (2019)

Pursuant to completion of the Qualifying Transaction as explained in Note 1 to the financial statements, on May 24, 2019, the Corporation elected to change the presentation currency of its financial statements from CDN$ to US$, effective with the financial statements for the three and six months ended June 30, 2019.

The Board of Directors believe that US$ financial reporting provides more relevant presentation of the Corporation’s financial position, funding and treasury functions, financial performance and cash flows.

A change in presentation currency represents a change in accounting policy in terms of IAS 8 – Accounting Policies,

Changes in Accounting Estimates and Errors, requiring the restatement of comparative information.

In accordance with IAS 21 – The Effects of Changes in Foreign Exchange Rates, the methodology followed in restating historical financial information from CDN$ to US$ is listed in Note 3.19.

The closing rate used in translating the historical financial information from CDN$ to US$ as of December 31, 2018 was $0.7330.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.23 Change in accounting standards

Adoption of IFRS 16 – Leases (applied in 2019)

The Corporation adopted IFRS 16 on January 1, 2019. IFRS 16 introduced a single on-balance sheet accounting model for lessees which replaced IAS 17 - Leases (“IAS 17”). Leasing activity for the Corporation typically involves the leases of land or buildings to operate cannabis dispensaries, processing or cultivation facilities or corporate offices.

The Corporation previously classified leases as either operating or finance leases from the perspective of the lessee. Under IFRS 16, the Corporation recognizes right-of-use assets and lease liabilities for most leases. The Corporation adopted IFRS 16 using the modified retrospective cumulative catch-up approach beginning on January 1, 2019. Under this approach, the Corporation did not restate its comparative amounts and recognized a right-of-use asset equal to the present value of the future lease payments. The Corporation elected to apply the practical expedient to only transition contracts which were previously identified as leases under IAS 17, and also elected to not recognize right-of-use assets and lease liabilities for leases of low-value assets or short-term leases.

Adoption of IFRS 3 - Business combinations

The Corporation adopted IFRS 3 on January 1, 2020. IFRS 3 provides clarification on the definition of a business. The amendments permit a simplified assessment to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The Corporation applied the new standards to the transactions entered into during the year.

Adoption of IAS 1 and 8 - Presentation of financial statements

The Corporation adopted IAS 1 and 8 on January 1, 2020. IAS 1 and 8 provide clarification on the definition of materiality and how it should be applied. The amendments also align the definition of material across International Financial Reporting Standards and other publications. There was no impact on the financial statements.

Standards and interpretations issued in the current period but not yet effective

There are no new standards issued but not yet effective as of December 31, 2020, that have a material impact to the Corporation’s financial statements.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

4. BUSINESS COMBINATIONS AND ASSET ACQUISITIONS

Each of the acquisitions are subject to specific terms relating to the satisfaction of the purchase price by the Corporation and its wholly-owned subsidiaries, and incorporates payments in cash, shares, and debt as well as certain contingent considerations. The shares issued as consideration are either Subordinate Voting Shares or non-voting exchangeable shares of the Corporation or its subsidiaries (“Exchangeable Shares”) that are exchangeable on a one-for-one basis into an equal number of Subordinate Voting Shares of the Corporation. The Corporation treats the Exchangeable Shares as options with a value equal to a share of Subordinate Voting Shares, which represents the holder’s claim on the equity of the Corporation. In order to comply with certain contractual requirements of the acquisition, the Corporation and its subsidiaries are required to maintain the economic equivalency of such Exchangeable Shares with the publicly traded Subordinate Voting Shares of the Corporation. This means the Exchangeable Shares are required to share the same economic benefits and retain the same proportionate ownership in the assets of the Corporation as the holders of the Corporation’s publicly traded Subordinate Voting Shares. The Corporation has presented these Exchangeable Shares as a part of shareholders’ equity within these financial statements due to (i) the fact that they are economically equivalent to the Corporation’s publicly traded Subordinate Voting Shares (ii) the holders of the Exchangeable Shares are subject to restrictions on transfer under United States securities laws, but may dispose of the Exchangeable Shares without such restriction by exchanging them for Subordinate Voting Shares of the Corporation. Changes in these assumptions would affect the presentation of the Exchangeable Shares from shareholders’ equity to non-controlling interests; however, there would be no impact on loss per share.

The goodwill recognized on acquisitions is attributable mainly to the expected future growth potential and expanded customer base arising as a result of the completion of the respective acquisition. Goodwill has been allocated to the CGUs corresponding to each of the acquired businesses. None of the goodwill is expected to be deductible for income tax purposes. The Corporation tests the recoverability of its goodwill annually, or more frequently, if events or changes in circumstances indicate that they might be impaired. For further analysis on goodwill relating to business combinations, see Note 8.

Pennsylvania Acquisitions

On November 18, 2020, CSAC AcquisitionCo completed its acquisition of DocHouse, LLC (“DocHouse”) through a membership interest purchase agreement. On December 23, 2020, CSAC PA, a whole owned subsidiary in Nevada, United States, completed its acquisition of CannTech PA through a membership interest purchase agreement. Collectively, the DocHouse and CannTech PA acquisitions are referred to as the “Pennsylvania Acquisitions”.

Any summary of certain material terms from the Definitive Agreements, as amended, in respect to the acquisition of CannTech PA, (the “CannTech PA Agreement”) is not exhaustive and is qualified in its entirety by reference to the terms of the Definitive Agreements, which may be found on Ayr’s profile on SEDAR at www.sedar.com.

The details of the purchase price consideration, which consist of cash, debt, Subordinate Voting Shares, and Exchangeable Shares, are summarized as follows:

	Cash	Debt Payable	Shares Issued	Total
	$	$	$	$
Calculated Consideration	42,638,652	15,852,145	27,059,085	85,549,882

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

4. BUSINESS COMBINATION AND ASSET ACQUISITIONS (Continued)

The fair value of the identifiable assets acquired and liabilities assumed as of the acquisition date are as follows:

US$	Dochouse	Canntech	Total
	$	$	$
ASSETS ACQUIRED
Cash and cash equivalents	-	2,383,373	2,383,373
Inventory	-	254,342	254,342
Prepaid expenses, deposits, and other current assets	-	525,989	525,989
Intangible assets	13,072,485	62,099,558	75,172,043
Property, plant and equipment	11,063,908	10,596,301	21,660,209
Right-of-use assets	-	11,131,990	11,131,990
Deposits and other assets	-	204,132	204,132
Total assets acquired at fair value	24,136,393	87,195,685	111,332,078

LIABILITIES ASSUMED
Trade payables	290,512	715,912	1,006,424
Accrued liabilities	46,330	262,130	308,460
Deferred tax liabilities	-	4,469,630	4,469,630
Advance from related parties	2,303,349	5,737,455	8,040,804
Lease obligations	-	11,170,076	11,170,076
Debts payable	-	8,271,432	8,271,432
Total liabilities assumed at fair value	2,640,191	30,626,635	33,266,826

Goodwill	-	7,484,630	7,484,630

Calculated purchase price	21,496,202	64,053,680	85,549,882

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

4. BUSINESS COMBINATION AND ASSET ACQUISITIONS (Continued)

DocHouse Asset Acquisition

DocHouse owns real property with a grower/processor permit in the Pennsylvania medical cannabis market.

As DocHouse did not meet the definition of a business according to IFRS 3, it was recorded as an asset acquisition. Purchase consideration was comprised of the following:

		Shares	Value
Cash	i		$17,477,788
Debt Payable	ii		1,934,964
Shares Issued	iii	128,265	2,083,450

Total		128,265	$21,496,202

Pursuant to the terms of the Definitive Agreement (“DocHouse Agreement”), Ayr satisfied the purchase price of $21.5M for DocHouse through the following:

i.	$17.5 million of the DocHouse purchase price in the form of cash consideration, of which $12.4M was paid on closing, $3.0M is payable within three months, and $2.1M is payable within six months of closing;

ii.	$1.9 million of the DocHouse purchase price in the form of promissory note payables; and

iii.	$2.1 million of the DocHouse purchase price in the form of 128,265 Subordinate Voting Shares of the Corporation. These shares have restrictions on their ability to be sold for six to twelve months (the “DocHouse Lock-Up Provision”).

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

4. BUSINESS COMBINATION AND ASSET ACQUISITIONS (Continued)

CannTech PA Business Combination

CannTech PA is a vertically-integrated cannabis company with a grower/processor and dispensary permit in the Pennsylvania medical market. CannTech PA has a permit to operate six retail dispensaries and a cultivation and processing facility.

The purchase consideration was comprised of the following:

		Shares	Value
Cash	i, iv		$25,160,864
Debt Payable	ii		13,917,181
Shares Issued	iii	1,310,041	24,975,635

Total		1,310,041	$64,053,680

Pursuant to the terms of the CannTech PA Agreement, Ayr satisfied the purchase price of $64.1M for CannTech PA through the following:

i.	$25.2 million of the CannTech PA purchase price in the form of cash consideration;

ii.	$15.2 million of the CannTech PA purchase price in the form of promissory notes payable. The fair value of the notes on the acquisition date was $13.9 million;

iii.	$24.5 million of the CannTech PA purchase price in the form of 1,310,041 Exchangeable Shares that are exchangeable on a one-for-one basis into an equal number of Subordinate Voting Shares of the Corporation. These shares have restrictions on their ability to be sold for four to twelve months (the “CannTech PA Lock-Up Provision”); and

iv.	Settlement of the final working capital adjustment.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

4. BUSINESS COMBINATION AND ASSET ACQUISITIONS (Continued)

Qualifying Transaction

As explained in Note 1 to the financial statements, on May 24, 2019 (the “acquisition date”), the Corporation completed its concurrent acquisitions of the target businesses of Washoe, Canopy, Sira, LivFree, and CannaPunch, which collectively constituted its Qualifying Transaction. Any summary information of certain material terms from definitive agreements, as amended, in respect of the acquisitions of Washoe, Canopy, Sira, LivFree, and CannaPunch (respectively, the “Washoe Agreement”, the “Canopy Agreement”, the “Sira Agreement”, the “LivFree Agreement”, and the “CannaPunch Agreement”, collectively the “Definitive Agreements”) is not exhaustive and is qualified in its entirety by reference to the terms of the Definitive Agreements, which may be found on Ayr’s profile on SEDAR at www.sedar.com.

The purchase price consideration consisted of cash, debt, Exchangeable Shares, and other consideration. The other consideration includes a contingent cash payment based on certain milestones being met as detailed in the Sira Agreement, a payment for excess inventory as outlined in the Sira Agreement, and make-whole provisions as outlined in the Canopy Agreement and the Washoe Agreement. The details of the purchase price consideration are summarized as follows:

	Cash	Debt Payable	Shares Issued	Other	Total
	$	$	$	$	$
Calculated Consideration	76,420,000	37,140,000	125,421,479	31,471,789	270,453,268

Ayr obtained control, as defined in IFRS 10 for purposes of determining the consolidated basis of financial statement presentation, of Washoe, Canopy, and LivFree through separate operational and service agreements. Each operational and service agreement provides Ayr certain rights over the entities’ operations. Through these operational and service agreements, Ayr has the power to control relevant activities which affect the returns Ayr receives. As a result of the control, as defined in IFRS 10 for purposes of determining the consolidated basis of financial statement presentation, obtained through the operational and service agreements, these entities are consolidated on Ayr’s financial statements. As of December 31, 2020, Washoe, Canopy, and LivFree are awaiting state regulatory approval to transfer licenses to Ayr.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

4. BUSINESS COMBINATION AND ASSET ACQUISITIONS (Continued)

The fair value of the identifiable assets acquired and liabilities assumed as of the acquisition date are as follows:

US$	Livfree	Sira	Cannapunch	Washoe	Canopy	Total
	$	$	$	$	$	$
ASSETS ACQUIRED
Cash and cash equivalents	1,258,928	270,280	7,233	21,458	147,930	1,705,829
Accounts receivable	-	600,151	625,143	87,617	-	1,312,911
Inventory	2,670,057	9,671,814	552,040	4,500,213	1,618,639	19,012,763
Biological assets	-	1,996,642	-	1,763,516	-	3,760,158
Prepaid expenses and other assets	96,157	340,428	-	129,477	160,748	726,810
Intangible assets	105,000,000	57,000,000	2,390,000	22,800,000	10,750,000	197,940,000
Property, plant and equipment	1,640,418	9,090,090	486,100	9,070,645	1,217,736	21,504,989
Right-of-use assets	2,894,076	5,239,201	1,119,826	-	2,057,681	11,310,784
Due from related parties	-	-	-	-	784,733	784,733
Deposits	90,147	149,251	-	91,574	9,983	340,955
Total assets acquired at fair value	113,649,783	84,357,857	5,180,342	38,464,500	16,747,450	258,399,932

LIABILITIES ASSUMED
Trade payables	387,500	475,193	251,829	506,073	-	1,620,595
Accrued liabilities	1,176,088	970,418	46,972	100,412	520,453	2,814,343
Deferred tax liabilities	25,796,726	13,611,222	567,507	2,153,131	2,841,746	44,970,332
Advance from related parties	187,809	-	-	784,733	-	972,542
Lease obligations	2,520,437	6,514,038	1,083,189	-	2,553,502	12,671,166
Debts payable	120,000	13,054	-	9,180,808	421,128	9,734,990
Total liabilities assumed at fair value	30,188,560	21,583,925	1,949,497	12,725,157	6,336,829	72,783,968

Goodwill	39,779,584	16,399,143	13,971,953	8,121,569	6,565,055	84,837,304

Calculated purchase price	123,240,807	79,173,075	17,202,798	33,860,912	16,975,676	270,453,268

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

4. BUSINESS COMBINATION AND ASSET ACQUISITIONS (Continued)

Sira Acquisition

Sira is a vertically-integrated cannabis company with cultivation, extraction, production, manufacturing, distribution and retail dispensary operations in Massachusetts. Sira operates its dispensaries in the medical market in Massachusetts.

Purchase consideration was comprised of the following:

		Shares	Value
Cash	i		$17,500,000
Debt Payable	ii		5,000,000
Shares Issued	iii	1,885,606	29,165,138
Contingent Consideration	iv		21,820,132
Inventory Payment	v		6,091,357
Working Capital Receivable	vi		(403,552)
Total		1,885,606	79,173,075

Pursuant to the terms of the Sira Agreement, Ayr satisfied the purchase price of $79.2 million for Sira through the following:

i.	$17.5 million of the Sira purchase price in the form of cash consideration;

ii.	$5.0 million of the Sira purchase price in the form of a promissory note payable;

iii.	$29.2 million of the Sira purchase price in the form of 1,885,606 Exchangeable Shares that are exchangeable on a one-for-one basis into an equal number of Subordinate Voting Shares of the Corporation. These shares have restrictions on their ability to be sold for twelve months (the “Sira Lock-Up Provision”);

iv.	A portion of the Sira purchase price is derived from an earn-out provision that may entitle the sellers to earn additional consideration, if certain milestones are achieved at Sira’s planned final cultivation facilities in Milford, MA;

v.	An amount equal to the fair market value of Sira’s inventory above a target level set at $800,000 (the “Inventory Payment”), pursuant to a formula specified in the Sira Agreement; and

vi.	Settlement following the final working capital adjustment.

One-third of the Inventory Payment, subject to a cap of $2,500,000, was paid on the Closing Date and is included in the cash consideration listed above. The remaining two-thirds is part of the current portion of purchase consideration payable as set out on the statements of financial position. On August 31, 2020, the outstanding balance of $6,091,357 was further amended to adopt a monthly payment schedule ranging from 10-25 months based on certain milestones. The remaining balance as of December 31, 2020 is $3,936,522.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

4. BUSINESS COMBINATION AND ASSET ACQUISITIONS (Continued)

Canopy Acquisition

Canopy, through its licensed subsidiaries, is an owner and operator of cannabis dispensaries in Nevada, with an established footprint in Reno, Nevada. Canopy operates its dispensaries in both the medical and adult-use markets.

Purchase consideration was comprised of the following:

		Shares	Value
Cash	i		$7,000,000
Debt Payable	ii		4,500,000
Shares Issued	iii, iv	265,360	4,349,003
Make-Whole Provision	v		1,389,182
Working Capital Receivable	vi		(262,509)
Total		265,360	16,975,676

Pursuant to the terms of the Canopy Agreement, Ayr satisfied the purchase price of $17.0 million for Canopy through the following:

i.	$7.0 million of the Canopy purchase price in the form of cash consideration;

ii.	$4.5 million of the Canopy purchase price in the form of a promissory note payable;

iii.	$4.3 million of the Canopy purchase price in the form of 250,000 Exchangeable Shares that are exchangeable on a one-for-one basis into an equal number of Subordinate Voting Shares of the Corporation. These shares have restrictions on their ability to be sold for six to twelve months (the “Canopy Lock-Up Provision”);

iv.	An additional 15,360 Exchangeable Shares to Canopy pursuant to certain make-whole provisions (the “Canopy Make-Whole Provisions”);

v.	An additional 432,940 Exchangeable Shares to the Canopy sellers under the Canopy Make-Whole Provisions based on a formula specified therein relating to the market price of the Subordinate Voting Shares on certain specified dates settled during the year; and

vi.	Settlement of the final working capital adjustment.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

4. BUSINESS COMBINATION AND ASSET ACQUISITIONS (Continued)

Washoe Acquisition

Washoe, through its licensed subsidiaries, is a Nevada-based cannabis company with cultivation, extraction, processing, manufacturing and distribution capabilities. Washoe operates in both the medical and adult-use segments of the Nevada cannabis market.

Purchase consideration was comprised of the following:

		Shares	Value
Cash	i		$21,670,000
Debt Payable	ii		5,640,000
Shares Issued	iii, iv	270,000	4,260,775
Make-Whole Provision	v		1,424,536
Working Capital Payable	vi		865,601
Total		270,000	33,860,912

Pursuant to the terms of the Washoe Agreement, Ayr satisfied the purchase price of $33.9 million for Washoe through the following:

i.	$21.7 million of the Washoe purchase price in the form of cash consideration;

ii.	$5.6 million of the Washoe purchase price in the form of a promissory note payable;

iii.	$4.3 million of the Washoe purchase price in the form of 256,364 Exchangeable Shares that are exchangeable on a one-for-one basis into an equal number of Subordinate Voting Shares of the Corporation. These shares have restrictions on their ability to be sold for six to twelve months (the “Washoe Lock-Up Provision”);

iv.	Pursuant to the terms of the Washoe Agreement, 13,636 Exchangeable Shares to a Washoe lender;

v.	An additional 571,479 Exchangeable Shares to the Washoe sellers pursuant to certain make-whole provisions (the “Washoe Make-Whole Provisions”) in the Washoe Agreement based on a formula specified therein relating to the market price of the Subordinate Voting Shares on certain specified dates settled during the year; and

vi.	Settlement of the final working capital adjustment.

CSAC AcquisitionCo agreed to fund a bonus payment in the amount of $5,000,000 to various employees and consultants of Washoe; this amount is included in the cash consideration above.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

4. BUSINESS COMBINATION AND ASSET ACQUISITIONS (Continued)

LivFree Acquisition

LivFree is a leading Nevada-based cannabis company with retail dispensary operations in Las Vegas and Reno, Nevada. LivFree operates in both the medical and adult-use segments of the Nevada cannabis market. LivFree operates three retail dispensaries where it sells products purchased in the wholesale market. LivFree has licenses to operate medical marijuana dispensary, cultivation, and production facilities, and adult-use marijuana retail dispensary and production facilities.

Purchase consideration was comprised of the following:

		Shares	Value
Cash	i		$29,500,000
Debt Payable	ii		20,000,000
Shares Issued	iii, iv	4,664,182	73,525,577
Working Capital Payable	v		215,230
Total		4,664,182	123,240,807

Pursuant to the terms of the LivFree Agreement, Ayr satisfied the purchase price of $123.2 million for LivFree through the following:

i.	$29.5 million of the LivFree purchase price in the form of cash consideration;

ii.	$20.0 million of the LivFree purchase price in the form of a promissory note payable;

iii.	$69.1 million of the LivFree purchase price in the form of 4,342,432 Exchangeable Shares that are exchangeable on a one-for-one basis into an equal number of Subordinate Voting Shares of the Corporation. These shares have restrictions on their ability to be sold for six to twelve months (the "LivFree Lock-Up Provision");

iv.	$4.4 million of the LivFree purchase price, pursuant to an amendment to the definitive agreement in respect of the LivFree Acquisition, in the form of an additional 321,750 Exchangeable Shares to the LivFree sellers; and

v.	Settlement of the final working capital adjustment.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

4. BUSINESS COMBINATION AND ASSET ACQUISITIONS (Continued)

CannaPunch Acquisition

CannaPunch possesses trade name and brand value and licenses this know-how to a licensed cannabis facility that extracts raw cannabis plant material to create processed cannabis oil for use in vaporizer cartridges and pens or as an input into other infused products, as well as manufactures a variety of cannabis-infused products, including beverages, gummies, chocolates, CBD cream, and vaporizer pens.

Purchase consideration was comprised of the following:

		Shares	Value
Cash	i		$750,000
Debt Payable	ii		2,000,000
Shares Issued	iii, iv	898,739	14,120,986
Working Capital Payable	v		331,812
Total		898,739	17,202,798

Pursuant to the terms of the CannaPunch Agreement, Ayr satisfied the purchase price of $17.2 million for CannaPunch through the following:

i.	$0.8 million of the CannaPunch purchase price in the form of cash consideration;

ii.	$2.0 million of the CannaPunch purchase price in the form of a promissory note payable;

iii.	$13.7 million of the CannaPunch purchase price in the form of 866,668 Exchangeable Shares that are exchangeable on a one-for-one basis into an equal number of Subordinate Voting Shares of the Corporation. These shares have restrictions on their ability to be sold for six to twelve months (the “CannaPunch Lock-Up Provision”, and collectively with the Sira Lock-Up Provision, Canopy Lock-Up Provision, Washoe Lock-Up Provision, LivFree Lock-Up Provision, DocHouse Lock-Up Provision, CannTech PA Lock-Up Provision, the “Lock-Up Provisions”, and each, a “Lock-Up Provision”);

iv.	$0.4 million of the CannaPunch purchase price, pursuant to an amendment to the definitive agreement in respect of the CannaPunch acquisition, in the form of an additional 32,071 Exchangeable Shares to the CannaPunch sellers; and

v.	Settlement of the final working capital adjustment.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

4. BUSINESS COMBINATION AND ASSET ACQUISITIONS (Continued)

Fair Value Considerations

The consideration has been allocated to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The business combinations have been accounted for by the acquisition method, with the results included in the Corporation’s net earnings from the date of acquisition.

The consideration that is subject to a Lock-Up Provision or that is payable under a make-whole provision is measured at fair value based on unobservable inputs and is considered a Level 3 measurement. The fair value was determined by the Corporation’s share price at the acquisition date and other inputs based on other observable market data. The earn-out provision in the Sira purchase agreement has been measured at fair value by taking a probability-weighted average of possible outcomes, as estimated by management, and discounting the payment to the acquisition date. Refer to Note 14 for the make-whole provision and contingent consideration fair value treatment subsequent to the acquisition.

Goodwill

The goodwill balance reflects the benefits of an assembled workforce, expected earnings and future market development. These benefits were not recognized separately from goodwill because they do not meet the recognition criteria for identifiable intangible assets. Goodwill will not be amortized and will be reviewed for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that they might be impaired.

5. INVENTORY

The Corporation’s inventory includes the following:

	December 31, 2020	December 31, 2019
Work in process	$17,497,978	$6,226,109
Finished goods	1,620,964	257,399
Total cultivation and production inventory	$19,118,942	$6,483,508

Cannabis inventory at retail	7,313,875	5,245,010
Supplies and others	1,825,125	1,990,322
Total inventory	$28,257,942	$13,718,840

Amount of inventory included in cost of goods sold during the years ended December 31, 2020 and 2019 was $61,521,079, and $36,136,990, respectively. There were no inventory write-downs taken during the years ended.

For the year ended December 31, 2019, $3,764,678 of expenses relating to the incremental costs to acquire cannabis inventory in a business combination is included on the consolidated statements of loss and comprehensive loss. This relates to the one-time adjustment of cannabis inventory from cost to fair value as part of the purchase price allocation.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

6. BIOLOGICAL ASSETS

The continuity of biological assets is as follows:

	December 31, 2020	December 31, 2019
Balance, at beginning of the year	$2,935,144	$-
Acquired through combinations and acquisitions [Notes 1 & 4]	-	3,760,158
Changes in fair value less costs to sell due to biological transformation	48,690,657	10,108,105
Production costs capitalized	8,936,001	3,542,005
Transferred to inventory upon harvest	(48,491,951)	(14,475,124)
Balance, at end of the year	$12,069,851	$2,935,144

The fair value of biological assets is categorized within Level 3 on the fair value hierarchy. The inputs and assumptions used in determining the fair value of biological assets as of December 31, 2020 and December 31, 2019 include:

•	The average number of weeks in the growing cycles were 18 weeks from propagation to harvest;
•	The average harvest yields from each cannabis plant were 191 and 233, respectively, grams per plant;
•	The biological assets were on average 71% and 53%, respectively, complete;
•	The average selling price of dry cannabis was $5.05 and $5.00, respectively per gram; and
•	The average costs to complete the cannabis process post-harvest and the costs to sell were $0.85 and $1.54, respectively, per gram.

Significant unobservable assumptions used in the valuation of biological assets, including the sensitivities on changes in the key assumptions and their effect on the fair value of biological assets, are as follows:

	Weighted average input			Effect on fair value
Significant inputs or assumptions	December 31, 2020	December 31, 2019	Sensitivity	December 31, 2020	December 31, 2019
Wholesale selling price of dry cannabis	$5.05	$5.00	Increase or decrease of 5%	$703,898	$209,858
Average yield per plant	191 Grams	233 Grams	Increase or decrease of 5%	666,417	157,663

The Corporation’s estimates are, by their nature, subject to change and differences from the anticipated yield will be reflected in the gain or loss on biological assets in future years.

During the years ended December 31, 2020 and 2019, the Corporation’s biological assets produced 10,896,631 and 3,360,263 grams of dried cannabis, respectively.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

7. PROPERTY, PLANT, AND EQUIPMENT

	Furniture and fixtures	Office equipment	Machinery and equipment	Auto and trucks	Buildings, leasehold improvements, and land	Total
Cost
As of January 1, 2019	$-	$-	$-	$-	$-	$-
Acquired through combinations and acquisitions [Notes 1 & 4]	722,346	255,127	1,472,366	64,137	18,991,013	21,504,989
Additions	201,045	57,359	398,829	66,161	15,887,626	16,611,020
As of December 31, 2019	$923,391	$312,486	$1,871,195	$130,298	$34,878,639	$38,116,009
Acquired through combinations and acquisitions [Notes 1 & 4]	66,915	49,519	4,544,221	-	16,999,554	21,660,209
Additions	85,610	147,350	317,723	59,253	12,476,063	13,085,999
Disposals	-	-	-	-	(112,558)	(112,558)
As of December 31, 2020	$1,075,916	$509,355	$6,733,139	$189,551	$64,241,698	$72,749,659

Accumulated Depreciation
As of January 1, 2019	$-	$-	$-	$-	$-	$963,148
Depreciation	94,140	41,736	118,375	13,978	694,919	963,148
As of December 31, 2019	$94,140	$41,736	$118,375	$13,978	$694,919	$963,148
Depreciation	182,310	101,086	242,299	40,126	2,229,168	2,794,989
Disposals	-	-	-	-	(112,558)	(112,558)
As of December 31, 2020	$276,450	$142,822	$360,674	$54,104	$2,811,529	$3,645,579

Net book value
As of January 1, 2019	$-	$-	$-	$-	$-	$-
As of December 31, 2019	$829,251	$270,750	$1,752,820	$116,320	$34,183,720	$37,152,861
As of December 31, 2020	$799,466	$366,533	$6,372,465	$135,447	$61,430,169	$69,104,080

As of December 31, 2020 and December 31, 2019, buildings, leasehold improvements, and land include assets under construction of $18,600,528 and $17,146,625, respectively. As of December 31, 2020 and 2019, the Corporation capitalized borrowing costs of $1,360,605 and $710,459, respectively.

Depreciation expense relating to PPE for the years ended December 31, 2020 and 2019:

	Year Ended
	December 31, 2020	December 31, 2019
	$	$
Cost of goods sold	1,965,244	599,654
Expenses	829,745	363,494
Total depreciation relating to PPE	2,794,989	963,148

8. GOODWILL AND INTANGIBLE ASSETS

Goodwill

Goodwill represents the excess purchase price paid by the Corporation over the fair value of net tangible and intangible assets identified in the calculated purchase price. The Corporation tests the recoverability of its goodwill annually, or more frequently if events or changes in circumstances indicate that they might be impaired. Goodwill recoverability is tested based on the higher of FVLCD and the value in use model. The FVLCD analysis is performed by using the income method which involves discounting expected future cash flows. Impairment testing involves determining the recoverable amount of the CGU group to which goodwill is allocated and comparing this to the carrying value of the CGU groups. The Corporation grouped CGUs for testing at the state level based on the CGUs expected to benefit from synergies of the business combination.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

8. GOODWILL AND INTANGIBLE ASSETS (Continued)

Management performed its annual impairment tests on the goodwill acquired and calculated that the goodwill recoverable amounts were higher than the carrying amounts as of December 31, 2020, therefore, no impairment was recognized. The carrying amount of goodwill tested was $16,399,143, $68,438,161, and $7,484,630 for Massachusetts, Nevada, and Pennsylvania, respectively. The key assumptions included a four-year forecast period and a perpetual growth rate of 3% thereafter. These assumptions were based on historical data from internal sources as well as industry and market trends. The range of post-tax discount rates were from 10.5% to 34.9%. As the recoverable amount was higher than the carrying amount as of December 31, 2020, no impairment was recognized.

Ayr performed a sensitivity analysis and based on that analysis, concluded that 5% changes in the discount rate would not cause the recoverable amount to decrease below the carrying value for any of the groups of CGUs.

Intangible Assets

Amortization expense is in cost of goods sold and total expenses. The amount in cost of goods sold for the years ended December 31, 2020 and 2019 was $1,691,787 and $915,269, respectively. The following table represents intangible assets:

	Licenses/Permits	Right-to-use licenses	Host community agreements	Trade name / brand
Useful life (# of years)	15	15	15	5	Total
Cost
As of December 31, 2019	$22,000,000	$138,550,000	$35,000,000	$2,390,000	$197,940,000
Acquired through combinations and acquisitions [Notes 1 & 4]	75,172,042	-	-	-	75,172,042
Additions	-	1,100,000	-	-	1,100,000
As of December 31, 2020	$97,172,042	$139,650,000	$35,000,000	$2,390,000	$274,212,042

Accumulated Amortization
As of December 31, 2019	$883,154	$5,561,864	$1,405,018	$287,828	$8,137,864
Amortization	1,668,503	9,236,666	2,333,333	478,000	13,716,502
As of December 31, 2020	$2,551,657	$14,798,530	$3,738,351	$765,828	$21,854,366

Net book value
As of December 31, 2019	$21,116,846	$132,988,136	$33,594,982	$2,102,172	$189,802,136
As of December 31, 2020	$94,620,385	$124,851,470	$31,261,649	$1,624,172	$252,357,676

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

9. RIGHT-OF-USE ASSETS AND LEASE OBLIGATIONS

	Property leases	Equipment leases	Total
Right-of-use assets
As of January 1, 2019	$741,930	$-	$741,930
New assets	1,471,927	-	1,471,927
Acquired through combinations and acquisitions [Note 4]	11,310,784	-	11,310,784
Depreciation	(1,209,224)	-	(1,209,224)
As of December 31, 2019	$12,315,417	$-	$12,315,417
New assets	1,137,717	891,436	2,029,153
Acquired through combinations and acquisitions [Note 4]	11,131,990	-	11,131,990
Revalued assets	179,727	-	179,727
Depreciation	(1,890,533)	(34,675)	(1,925,208)
Terminated assets	(1,127,014)	-	(1,127,014)
As of December 31, 2020	$21,747,304	$856,761	$22,604,065

Lease obligations
As of January 1, 2019	$741,930	$-	$741,930
New leases	1,471,927	-	1,471,927
Acquired through combinations and acquisitions [Note 4]	12,671,166	-	12,671,166
Repayment	(763,878)	-	(763,878)
As of December 31, 2019	$14,121,145	$-	$14,121,145
New leases	1,137,717	891,436	2,029,153
Acquired through combinations and acquisitions [Note 1 and 4]	11,170,076	-	11,170,076
Revalued leases	179,727	-	179,727
Repayment	(1,231,454)	(325,991)	(1,557,445)
Terminated leases	(1,212,293)	-	(1,212,293)
As of December 31, 2020	$24,164,918	$565,445	$24,730,363

Depreciation relating to right-of-use assets for the years ended December 31, 2020 and 2019:

	Year Ended
	December 31, 2020	December 31, 2019
	$	$
Cost of goods sold	390,730	179,725
Expenses	1,534,479	1,029,500
Total depreciation relating to right-of-use assets	1,925,209	1,209,225

Interest expense relating to lease obligations for the years ended December 31, 2020 and 2019:

	Three Months Ended		Year Ended
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Cost of goods sold	$153,178	$131,442	$525,800	$258,697
Other income	248,718	224,540	912,677	577,433
Total interest expense relating to lease obligations	$401,896	$355,982	$1,438,477	$836,130

As of December 31, 2020 and 2019, the current and long-term lease obligations were $866,304 and $23,864,059, and $1,087,835 and $13,033,310, respectively. Also refer to Note 3.23 (Adoption of IFRS 16 – “Leases”).

The following table presents the contractual undiscounted cash flows for lease obligations as of December 31, 2020:

2021	4,307,052
2022	4,216,361
2023	4,298,489
2024	4,282,818
2025	3,796,200
2026 and beyond	41,707,890
Total undiscounted lease obligations	$62,608,810
Impact of discounting	(37,878,447)
Total lease obligations	$24,730,363

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

10. EQUITY INVESTMENTS

The Corporation has a 40% interest in Green Garden, LLC (“Green Garden”) and a 49% interest in Land of Lincoln Dispensary LLC (“Lincoln”). Management has concluded that the current interests do not provide control to the Corporation. Accordingly, the Green Garden and Lincoln investments have been accounted for using the equity method. The Lincoln acquisition has had no operating activity for the years ended December 31, 2020 and 2019. The following table relates to the Corporation’s investment in Green Garden as of December 31, 2020 and 2019:

	December 31, 2020	December 31, 2019
Balance at the beginning of the year	$427,399	$-
Investment	109,700	500,000
Share of loss	(33,590)	(72,601)
Net book value, as of	$503,509	$427,399

The following table presents a summary of the statements of financial position and operations of Green Garden:

	December 31, 2020	December 31, 2019
Current assets	$15,242	$27,218
Non-current assets	-	-
Current liabilities	-	-
Revenue	-	-
Loss	(83,976)	(181,501)

11. RELATED PARTY TRANSACTIONS AND BALANCES

Related parties are defined as management and members of the Corporation and/or members of their immediate family and/or other companies and/or entities in which a board member or senior officer is a principal owner or senior executive. Other than disclosed elsewhere in the financial statements, related party transactions and balances are as follows:

Mercer Park, L.P. entered into a management agreement with the Corporation dated May 24, 2019. As of December 31, 2020 and 2019, $83,371 and $48,008 was included in prepaid expenses as an advance for these services. Included in expenses for the year ended December 31, 2020, are management fees of $3,875,612 that are included in general and administrative expenses and embedded lease fees of $449,884 that are included in depreciation and interest expense, respectively. The management fee is paid monthly and varies based on actual costs incurred by the related entity when providing the Corporation administrative support, management services, office space, and utilities. In addition, the management fees pay other corporate or centralized expenses based on actual cost, including but not limited to legal and professional fees, software, and insurance. The agreement is a month-to-month arrangement.

As of December 31, 2020 and 2019, Mercer Park Brand Acquisition Corp. (“Brand”), a SPAC that has limited services shared with the Corporation, owed to Ayr $135,000 and $85,000. This is included in due from related parties.

During the year ended December 31, 2020, the Corporation incurred fees from Panther Residential Management, LLC (“Panther”), a company partially owned by a board member of Ayr. The total incurred fees were $102,000 (2019: $67,500) of office expenses, $450,000 (2019: $262,500) of capitalized rental fees, $4,391 (2019: $3,508) of interest expense and $21,328 (2019: $12,441) of depreciation related to an office lease, and $150,000 of acquisition fees, respectively.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

11. RELATED PARTY TRANSACTIONS AND BALANCES (Continued)

Directors and officers of the Corporation are considered key members of management. Compensation for the directors and officers in the respective years were comprised of:

	Year Ended
	December 31, 2020	December 31, 2019
Compensation and benefits, included in management fee	$2,368,750	$861,593
Stock-based compensation, non-cash	31,156,759	28,879,225
Total compensation	$33,525,509	$29,740,818

Refer to Note 12 and 17 for additional information around the debts payable and non-cash stock-based compensation plan and calculation, respectively, for the years ended December 31, 2020 and 2019.

12. DEBTS PAYABLE & SENIOR SECURED NOTES

Debt payable

Debts payable
As of December 31, 2019	$43,995,661
Acquired through combinations and acquisitions [Note 1 and 4]	25,131,964
Incurred	-
Less: repayment	(5,615,225)
Total debts payable, undiscounted as of December 31, 2020	63,512,400
Less: discounted to fair value	(1,279,819)
Total debts payable as of December 31, 2020	$62,232,581
Total accrued interest payable related to debts payable as of December 31, 2020	$2,510,059

The details of debts payable were as follows:

	December 31, 2020
	Related party debt	Non-related party debt	Total debt
Principal payments	$31,616,879	$31,895,521	$63,512,400
Less: current portion	4,747,367	3,897,266	8,644,633
Total non-current debt, undiscounted	$26,869,512	$27,998,255	$54,867,767
Less: discount to fair value		(1,279,819)	(1,279,819)
Total non-current debt	$26,869,512	$26,718,436	$53,587,948

The following table presents the future debt obligation as of December 31, 2020:

Future debt obligations (per year)
2021	$8,644,633
2022	5,611,722
2023	11,446,496
2024	37,809,549
2025	-
Total debt obligations	$63,512,400

As part of the combinations and acquisitions, the Corporation issued and assumed notes with related and non-related parties. The related party notes are considered part of the purchase price to the former shareholders of the acquired businesses. As a result of the combinations and acquisitions, several of these individual shareholders are now considered related parties of the Corporation across various roles including directors, officers, and shareholders.

Pursuant to the Sira Agreement, the Corporation issued a related-party promissory note in the amount of $5,000,000 to a lender of Sira that is secured by all the assets of Sira. The note matures five years from the closing date with a 6% annual interest rate. In addition, the Corporation agreed to assume a non-related party loan of $29,393 that matures on November 10, 2020 with a 5.49% annual interest rate. Total balance assumed was $13,053.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

12. DEBTS PAYABLE (Continued)

Pursuant to the Canopy Agreement, the Corporation issued a related-party promissory note in the amount of $4,500,000 to Canopy that is secured by all the assets of Canopy. The note matures five years from the closing date with a 6% annual interest rate. In addition, the Corporation agreed to assume a non-related party loan of $421,128 that matures on October 1, 2020 with a 7% annual interest rate. The assumed loan was amended in June 2020 to mature on February 1, 2021 with a 10% annual interest rate.

Pursuant to the Washoe Agreement, the Corporation issued a related-party promissory note in the amount of $5,640,000 to the former members of Washoe that is secured by all the assets of Washoe. The note matures three years from the closing date with a 6% annual interest rate. In addition, the Corporation agreed to assume a related-party member loan that has $6,561,818 remaining, secured by an all-assets security interest over all assets of Washoe that matures three years from the closing date with a 6% interest rate. The note was amended in March 2020 to increase the interest rate to 7% in exchange for a three month deferral of principal. The Corporation also agreed to assume non-related party notes of $2,525,000 and $190,000 that mature on September 1, 2022 and July 23, 2023 with 5% and 6% annual interest rates, respectively; both are secured by real property owned by Washoe or its subsidiaries. Total balances assumed were $2,397,152 and $190,000, respectively.

Pursuant to the LivFree Agreement, the Corporation issued a related-party promissory note in the amount of $20,000,000 to the former members of LivFree that is secured by all the assets of LivFree. The note matures five years from the closing date with a 6% annual interest rate.

Pursuant to the CannaPunch Agreement, the Corporation issued a related-party promissory note in the amount of $2,000,000 to the former members of CannaPunch that is secured by all the assets of CannaPunch. The note matures five years from the closing date with a 6% annual interest rate.

Pursuant to the DocHouse Agreement, the Corporation issued non-related party promissory notes in the amount of $1,934,964 to the former members of DocHouse. The note matures three years from the closing date with an 8% annual interest rate.

Pursuant to the CannTech PA Agreement, the Corporation issued non-related party promissory notes in the amount of $15,197,000, to the former members of CannTech PA that is secured by all the assets of CannTech PA. The fair value of the notes as of the CannTech PA acquisition date was $13,917,181. The note matures three and a half years from the closing date with a 9% annual interest rate. In addition, the Corporation agreed to assume non-related party loans of $8,000,000 that mature on July 1, 2023 with a 9% annual interest rate.

Interest expense associated with related party debt payable for the years ended December 31, 2020 and 2019, was $2,031,297, and $1,548,359, respectively.

Senior secured notes

On December 10, 2020, the Corporation completed an offering to a syndicate of institutional investors comprising four-year senior secured promissory notes (the “December 2020 Notes”) with a face value of $110,000,000. The December 2020 Notes accrue interest of 12.5% per annum, payable semi-annually commencing on June 30, 2021, with a maturity 48 months from closing. These notes have the option to be paid off at face value in 24 months. The December 2020 Notes impose certain covenants and restrictions, including restrictions on the incurrence of debt, assets sales and dividends and other distributions. The December 2020 Notes are secured by all assets of the Corporation and certain of its subsidiaries. Issuance costs totaling $6,473,895 were allocated to the December 2020 Notes and will be amortized over the 48 months.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

12. DEBTS PAYABLE (Continued)

Senior secured notes
As of December 31, 2019	$-
Debt issued	110,000,000
Debt repaid	-
Debt issuance costs	(6,437,895)
Debt issuance costs amortized	90,858
Total senior secured notes payable as of December 31, 2020	$103,652,963
Total accrued interest payable related to senior secured notes as of December 31, 2020	$791,096

13. SHARE CAPITAL

The authorized share capital of the Corporation is comprised of the following:

Unlimited number of Subordinate Voting Shares

•	1 vote per share.
•	Class A Restricted Voting Shares were automatically converted into Subordinate Voting Shares on the date of the Qualifying Transaction.
•	Trading on the CSE under the symbol “AYR.A” and the OTC under the symbol “AYRWF”.

Unlimited Number of Multiple Voting Shares

•	25 votes per share.
•	Convertible into Subordinate Voting Shares on a one-for-one basis. The shares are mandatorily converted into Subordinate Voting Shares at the earlier of: (i) the date on which the aggregate number of Multiple Voting Shares has been reduced to less than 33 1/3% of those issued and outstanding on the first date of issuance thereof, and (ii) the date that is five years from the date of closing of the Qualifying Transaction.
•	Class B Shares were automatically converted into Multiple Voting Shares on the date of the Qualifying Transaction.
•	Not traded on the CSE.

A summary of the outstanding share capital of the Corporation as of December 31, 2020 is comprised of the activity below. Refer to Note 4 for additional information regarding the total shares outstanding as of December 31, 2020. For additional shares reserved for issuance refer to Note 14 for disclosures on the Warrants and make-whole provision as well as Note 17 for stock-based compensation.

Initial Public Offering

On December 21, 2017, the Corporation completed its Offering and issued the following:

•	12,500,000 Class A Restricted Voting Units, along with 975,000 Class A Restricted Voting Units granted to the Underwriter, totaling 13,475,000 Class A Restricted Voting Units.
•	3,696,486 Class B Shares to the Sponsor net of transaction costs and forfeitures.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

13. SHARE CAPITAL (Continued)

Qualifying Transaction

On May 24, 2019, the Corporation completed its Qualifying Transaction. As a result,

•	13,475,000 Class A Restricted Voting Shares, which were previously classified as liabilities, were converted into Subordinate Voting Shares unless redeemed. 1,000 of the Class A Restricted Voting shares were redeemed, reducing the unredeemed Class A Restricted Voting Shares from 13,475,000 to 13,474,000.
•	3,696,486 Class B Shares were converted into Multiple Voting Shares.
•	7,983,887 non-voting Exchangeable Shares of CSAC AcquisitionCo were issued as part of the purchase consideration of the Qualifying Transaction.

Post Qualifying Transaction

The following activity occurred subsequent to the Qualifying Transaction:

•	5,872,646 Subordinate Voting Shares were issued in connection with the exercise of Warrants. Issued in connection with the exercise of Warrants were 298,200 shares related to an early exercise period commencing from July 15, 2019 until July 26, 2019 (“2019 Early Exercise Period”) and 3,000,001 shares related to a warrant incentive program commencing on November 24, 2020 until December 8, 2020 (“2020 Incentive Program”).
•	389,905 non-voting Exchangeable Shares were issued as part of the make-whole provision liability as of November 20, 2019 and 614,515 non-voting Exchangeable Shares were issued as part of the make-whole provision liability on May 18, 2020.
•	1,235,325 Subordinate Voting Shares were issued in connection with the conversion of 12,353,250 Rights, which were each redeemed for one tenth (1/10) of one Subordinate Voting Share as of December 31, 2020.
•	On October 1, 2019, the Corporation commenced a stock repurchase program to purchase up to 5% of the total issued and outstanding Subordinate Voting Shares during each twelve-month period through the facilities of the CSE and other marketplaces. 7,400 Subordinate Voting Shares were repurchased and cancelled, and 63,800 Subordinate Voting Shares were repurchased and are held by the Corporation as treasury shares, under the stock repurchase program as of December 31, 2020.
•	8,170,805 Exchangeable Shares were converted into Subordinate Voting Shares as of December 31, 2020.
•	On November 18, 2020 and December 23, 2020, the Corporation completed its Pennsylvania Acquisitions.

o	128,265 Subordinate Voting Shares of Ayr were issued as part of the purchase consideration of the DocHouse Transaction.
o	1,310,041 non-voting Exchangeable Shares of CSAC PA were issued as part of the purchase consideration of the CannTech PA Transaction.

As of December 31, 2020, the Corporation had 1,383,938 Rights outstanding which can each be redeemed for one tenth (1/10) of one Subordinate Voting Share, for no additional consideration. During the year ended December 31, 2020, the Corporation had 1,756,400 Rights redeemed.

On November 4, 2020, the Corporation created two new share classes, Restricted Voting Shares and Limited Voting Shares, including applying coattail terms to such shares similar to those applicable to the existing Subordinate Voting Shares, and amended the terms of the existing Multiple Voting Shares and existing Subordinate Voting Shares by amending the requirements on who may hold Subordinate Voting Shares, which is limited to non-US persons. The amendment in share structure was designed to ensure Ayr’s status as a Foreign Private Issuer.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

14. DERIVATIVE LIABILITIES

Fair value of Warrants

As of December 31, 2020 and 2019, the Corporation had 10,486,412 and 16,060,858, respectively, Warrants issued and outstanding, which are each exercisable, on a one-for-one basis, into Subordinate Voting Shares.

Each Warrant became exercisable for one Subordinate Voting Share, at a price of CDN$11.50 per share, commencing 65 days after the completion of the Qualifying Transaction (subject to adjustments, as further described below), and will expire on the day that is five years after the completion of the Qualifying Transaction (being May 24, 2024), or may expire earlier if the expiry date of the Warrants is accelerated. For the 2019 Early Exercise Period and 2020 Incentive Program issuances, the Corporation made an incentive payment of $0.50CDN, resulting in an exercise price of $11.00CDN.

Warrants - Issued and Outstanding

	Number	Amount
Balance as of December 31, 2018	16,359,058	$23,983,372
Exercise of Warrants	(298,200)	(916,389)
Fair value and foreign currency adjustments		13,807,141
Balance as of December 31, 2019	16,060,858	$36,874,124

Exercise of Warrants	(5,574,446)	$(57,468,050)
Fair value adjustments		163,512,709
Foreign currency adjustments		9,030,828
Balance as of December 31, 2020	10,486,412	$151,949,611

The Warrants’ closing price as of December 31, 2020 and 2019 was $14.49 (CDN$18.52) and $2.30 (CDN$3.00), respectively.

Purchase Consideration and Contingent Consideration

As part of the purchase price of the Qualifying Transaction, the Corporation entered into make-whole provisions relating to the Exchangeable Shares issued. The Corporation uses a Monte-Carlo simulation model to estimate the fair value of the make-whole provision liability. Upon initial recognition, the Corporation recorded a derivative liability of $2,813,718. On November 20, 2019, the Corporation issued a total of 389,905 Exchangeable Shares with a value of $3,245,180 as a partial settlement of the make-whole liability. On May 18, 2020, the Corporation issued the remaining shares related to the make-whole liability, a total of 614,515 Exchangeable Shares with a value of $3,765,927. As of December 31, 2020 and 2019, the Corporation revalued the make-whole provision for a value of $nil and $3,540,803, respectively, which is included in purchase consideration payable on the statements of financial position.

As of December 31, 2020 and 2019, purchase consideration consisted of a non-derivative portion of $9,053,057 and $6,290,897.

The earn-out provision related to the acquisition of Sira is measured at fair value by taking a probability-weighted average of possible outcomes, as estimated by management, and discounting the payment to a present value. Upon initial recognition, the fair value of the liability was recorded as $21,821,132. As of December 31, 2020 and 2019, the fair value of the contingent consideration was $22,961,412 and $22,656,980, respectively.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

14. DERIVATIVE LIABILITIES (Continued)

The fair value adjustment relating to derivative liabilities has been reflected in the financial statements under “Fair value loss on financial liabilities” as detailed below:

	Year Ended
	December 31, 2020	December 31, 2019
Loss from FV adjustment on Warrants	$(163,512,709)	$(13,807,141)
Loss from FV adjustment on Class A Restricted Voting Shares	-	(101,455,740)
Loss from FV adjustment on make-whole provision	(225,125)	(3,972,266)
Loss from FV adjustment on contingent consideration	(304,430)	-
Total	$(164,042,264)	$(119,235,147)

15. CAPITAL MANAGEMENT

The Corporation’s objectives when managing capital are to ensure sufficient liquidity to support its financial obligations and to execute its operating and strategic plans, managing healthy liquidity reserves and access to capital.

The Corporation manages its capital structure and makes adjustments to it based on the funds available to the Corporation in order to support business development. The directors do not establish quantitative return on capital criteria for management, but rather rely on the expertise of the Corporation’s management to sustain future development of the business. In order to carry out the planned business development and pay for administrative costs, the Corporation will spend its existing working capital and seek to raise additional amounts, as needed. There were no changes in the Corporation’s approach to capital management during the years ended December 31, 2020 and 2019. The Corporation is not subject to externally imposed capital requirements apart from the need to maintain its listing in accordance with stock exchange requirements.

The Corporation raises capital, as necessary, to meet its needs and take advantage of perceived opportunities and, therefore, does not have a numeric target for its capital structure. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Corporation, is reasonable. The Corporation plans to use existing funds, as well as funds from the future sale of products, to fund operations and expansion activities. However, the Corporation may attempt to issue new shares or issue new debt for acquisitions. There can be no assurance that the Corporation will be able to continue raising capital in this manner.

16. GENERAL AND ADMINISTRATIVE

General and administrative expenses were comprised of:

	Year Ended
	December 31, 2020	December 31, 2019
Public company filing and listing costs	$262,060	$59,438
Compensation and benefits	15,824,014	8,063,400
Rent and utilities	989,468	549,898
Taxes and licenses	3,791,573	1,681,599
Professional and consulting fees	3,483,750	2,759,669
Retail and office expenses	1,570,304	601,775
Computer, software, and internet expenses	710,586	390,910
Bank charges and fees	566,697	228,384
Insurance	2,135,959	1,199,130
Security	1,461,252	729,922
Management fee	4,125,611	1,368,855
Travel, meals, and entertainment	385,655	455,204
Other	1,036,026	948,268
Total	$36,342,955	$19,036,452

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

17. STOCK-BASED COMPENSATION

In connection with the Qualifying Transaction the Corporation has adopted an Equity Incentive Plan (“the Plan”), which allows the Corporation to compensate qualifying plan participants through stock-based arrangements and provide them with opportunities for stock ownership in the Corporation, thereby aligning the interests of such persons with the Corporation’s shareholders. Under the Plan, the Corporation may grant stock options, restricted stock units, performance compensation awards, and unrestricted stock bonuses or purchases. There were no issuances of vested shares from the Plan as of December 31, 2020 and 2019.

In addition, CSAC AcquisitionCo established a Restricted Stock Plan (the “AcquisitionCo Plan”) to facilitate the granting of restricted Exchangeable Shares. Any shares issued under the AcquisitionCo Plan will reduce the number of Subordinate Voting Shares that may be awarded under the Equity Incentive Plan on a one-for-one basis.

During the year ended December 31, 2020, the Corporation recognized stock-based compensation expense of $31,156,759 relating to the 2019 issuance of 3,837,150 and 2020 issuance of 400,000 RSUs. During the year ended December 31, 2019, the Corporation recognized a stock-based compensation expense of $28,879,225 relating to the 2019 issuance of RSUs. The stock-based compensation expense is based on the Corporation’s share price on the date of the grant. The RSUs vest over a two-to-three-year period, for no additional consideration. During the year ended December 31, 2020, there were no forfeitures of RSUs.

	December 31, 2020
	Number	Weighted Average Grant Date Fair Value
RSUs Outstanding, as of December 31, 2019	3,835,150	$17.49
Granted	400,000	8.41
RSUs Outstanding as of December 31, 2020	4,235,150	$16.63

18. COMMITMENTS AND CONTINGENCIES

Contingencies

The Corporation’s operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits and/or licenses that could result in the Corporation ceasing operations. While management of the Corporation believes that the Corporation is in compliance, in all material respects, with applicable local and state regulations as of December 31, 2020, cannabis regulations continue to evolve and are subject to differing interpretations. As a result, the Corporation may be subject to regulatory fines, penalties, or restrictions in the future.

Claims and Litigation

From time to time, the Corporation may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no material pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Corporation’s operations. There are also no proceedings in which any of the Corporation's directors, officers or affiliates are an adverse party or have a material interest adverse to the Corporation's interest.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

18. COMMITMENTS AND CONTINGENCIES (Continued)

Acquisitions – Definitive Agreements and Term Sheets

Massachusetts

On February 26, 2020, the Corporation entered a binding term sheet with Eskar Holdings, LLC, to acquire 100% of the membership interests in Eskar Holdings LLC. Subsequent to the signing of the term sheet, the Corporation entered both a definitive membership interest purchase agreement and purchase and sale agreement. Pursuant to the agreements, the Corporation will be acquiring rights to legally open and operate an adult-use cannabis licensed retail store along with the purchase of the property located in the Town of Watertown, Massachusetts. The Corporation has agreed to pay a purchase price consisting of $1 million cash and 4% non-voting interest in the net profits of Eskar Holdings, LLC. In addition, for the purchase of the property the Corporation has agreed to pay a purchase price of $5 million cash. The closing of the acquisition is subject to, among other things, issuance of the Host Community Agreement and regulatory approval.

Ohio

On December 18, 2020, the Corporation entered a definitive merger agreement with Copperstate Farms, LLC to acquire 100% of the membership interests of the management company with exclusive rights to manage the operations of Parma Wellness Center LLC, a recipient of a Tier 1 Cultivator Provisional License in the medical cannabis market in Ohio.

In addition, the Corporation will be acquiring 100% of the membership interests in Greenlight Holdings, LLC which owns the land and building where the 58,000 square foot facility in which the licensed entity operates. The Corporation has agreed to pay a purchase price consisting of cash and an escrow deposit totaling an aggregate value of $17 million.

On September 30, 2020, the Corporation entered an asset purchase agreement with Vireo Health International, Inc. and its affiliated company, Ohio Medical Solutions, LLC, to acquire a 9,000 square foot medical marijuana processor facility that is licensed as part of the Ohio medical cannabis program. The aggregate purchase price for the assets is approximately $1.2 million of cash.

Florida

On December 22, 2020, the Corporation entered into a definitive agreement to acquire Liberty Health Sciences in a stock-for-stock combination. Liberty shareholders will receive 0.03683 Ayr shares for each Liberty share held, equating to approximately 13.1 million new Ayr shares. Total purchase price is equivalent to approximately $290 million based on the closing price of Ayr shares as of December 21, 2020. The assets being acquired from Liberty include a 387-acre cultivation campus in Gainesville, Florida with over a 300,000 square foot of current production facilities and 29 open retail dispensaries.

New Jersey

On December 22, 2020, the Corporation entered a binding term sheet to acquire Garden State Dispensary (GSD). The total purchase price is approximately, $101 million, consisting of cash, stock, and promissory notes. Earn-outs based on exceeding revenue target thresholds in 2022 will be capped at $97 million and payable in a combination of cash, promissory notes, and exchangeable shares. Pursuant to the agreement, the Corporation will be acquiring one of the 12 existing vertical license holders in New Jersey and one of the state’s original six alternative treatment centers (ATCs). GSD has three open dispensaries as well as 30,000 square feet of cultivation and production facilities in operation. An additional 75,000 square feet is currently under construction.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

18. COMMITMENTS AND CONTINGENCIES (Continued)

Acquisitions – Definitive Agreements and Term Sheets (continued)

Arizona

On November 4, 2020, the Corporation entered a binding term sheet to acquire 100% of the membership interests in Blue Camo, LLC, a vertically integrated cannabis business in the state of Arizona (operating under the trade name “Oasis”). Pursuant to the term sheet, the Corporation will be acquiring rights to legally operate three retail dispensaries along with a 10,000 square feet licensed cultivation and processing facility as well as an 80,000 square foot cultivation facility currently under development. The Corporation has agreed to pay upfront consideration of $75 million consisting of cash, debt and Exchangeable Shares. An additional 2 million Exchangeable Shares may be payable upon the achievement of established cultivation targets. Furthermore, additional earn-out consideration in 2021 and 2022 may be paid in Exchangeable Shares, and is contingent on exceeding financial hurdles in each year, calculated based on a set discount of market multiples (including non-IFRS measures) at the time of the earn out. The term sheet is a binding agreement with respect to the terms and conditions and intended to serve as an outline of the proposed principal terms and conditions to be included in the final membership interest purchase agreement documents.

The closing for all acquisitions is subject to, among other things, regulatory approval and due diligence. As of December 31, 2020, the acquisitions have not closed.

19. FINANCIAL RISK FACTORS

(a) Fair Value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability or, in the absence of a principal market, in the most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible by the Corporation.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest. A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits from the asset’s highest and best use or by selling it to another market participant that would utilize the asset in its highest and best use.

The Corporation uses valuation techniques that are considered to be appropriate in the circumstances and for which there is sufficient data with unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy. This is described, as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

• Level 1 inputs are quoted prices in active markets for identical assets or liabilities at the measurement date.

• Level 2 inputs are observable inputs other than quoted prices included within Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or liabilities in markets that are not active, or other inputs that are observable directly or indirectly.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

19. FINANCIAL RISK FACTORS (Continued)

(a) Fair Value (continued)

• Level 3 inputs are unobservable inputs for the asset or liability that reflect the reporting entity’s own assumptions and are not based on observable market data.

The hierarchy used to fair value the financial instruments as of December 31, 2020 and 2019 were as follows:

•	Level 1: Cash and cash equivalents, deposits, and warrant liability

•	Level 2: None

•	Level 3: Make-whole provisions and contingent consideration issued as purchase consideration relating to business combinations

There were no transfers between levels in the hierarchy. For financial assets and liabilities not measured at fair value, their carrying value is considered to approximate fair value due to their market terms.

Financial assets	Carrying values
December 31, 2020	FVTPL	AC	Total
Cash and cash equivalents	$127,238,165	$-	$127,238,165
Deposits	1,562,493	-	1,562,493
Accounts receivable	-	3,464,401	3,464,401
	$128,800,658	$3,464,401	$132,265,059

December 31, 2019
Cash and cash equivalents	$8,403,196	$-	$8,403,196
Deposits	740,666	-	740,666
Accounts receivable	-	2,621,239	2,621,239
	$9,143,862	$2,621,239	$11,765,101

Financial liabilities	Carrying values
December 31, 2020	FVTPL	AC	Total
Warrant liability	$151,949,611	$-	$151,949,611
Contingent consideration	22,961,412	-	22,961,412
Trade payables	-	8,899,786	8,899,786
Accrued liabilities	-	8,706,813	8,706,813
Accrued interest payable	-	3,301,155	3,301,155
Purchase consideration payable	-	9,053,057	9,053,057
Debts payable	-	165,885,544	165,885,544
	$174,911,023	$195,846,355	$370,757,378

December 31, 2019
Warrant liability	$36,874,124	$-	$36,874,124
Contingent consideration	22,656,980	-	22,656,980
Make-whole provision	3,540,803	-	3,540,803
Trade payables	-	6,806,053	6,806,053
Accrued liabilities	-	5,123,865	5,123,865
Accrued interest payable	-	815,662	815,662
Purchase consideration payable		6,290,897	6,290,897
Debts payable	-	43,995,661	43,995,661
	$63,071,907	$63,032,138	$126,104,045

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

19. FINANCIAL RISK FACTORS (Continued)

(a) Fair Value (continued)

The Corporation is exposed to credit risk, liquidity risk and interest rate risk. The Corporation’s management oversees the management of these risks. The Corporation`s management is supported by the members of the Board of Directors that advise on financial risks and the appropriate financial risk governance framework for the Corporation. The Corporation’s financial risk activities are governed by policies and procedures and financial risks are identified, measured and managed in accordance with the Corporation’s policies and the Corporation’s risk appetite.

The Corporation quantified the sensitivity of inputs in relation to the contingent consideration as of December 31, 2020 and 2019, and would expect the following effect on fair value in the event of changes to the discount rate:

			Value at period end
Significant assumption	Inputs	Sensitivity	December 31, 2020	December 31, 2019
Discount rate	10% (2020)	Increase 1%	$22,681,839	$22,169,349
	6.3% (2019)	Decrease 1%	23,247,053	23,161,325

(b) Credit Risk

Credit risk is the risk of unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Financial instruments which potentially subject the Corporation to concentrations of credit risk consist of cash and cash equivalents, deposits and accounts receivable. To address its credit risk arising from cash and cash equivalents and deposits, the Corporation ensures to keep these balances with reputable financial institutions. The Corporation has not recorded an ECL as all amounts are considered to be recoverable and are immaterial. The Corporation is not significantly exposed to its accounts receivable due to its diversified customer base and a stringent collection policy. No ECL has been recorded by the Corporation as all receivables are expected to be collected. As of December 31, 2020 and 2019, the maximum amount exposed to credit risks was $130,702,566 and $11,024,435, respectively, including cash. The components of accounts receivable as of December 31, 2020 and 2019 were:

	0-30 days	31-90 days	Over 90 days	Total
Balance, as at December 31, 2020	$2,995,368	$469,033	$-	$3,464,401
Balance, as at December 31, 2019	2,456,226	115,808	49,205	2,621,239

(c) Liquidity Risk

Liquidity risk is the risk that the Corporation is unable to generate or obtain sufficient cash in a cost-effective manner to fund its obligations as they come due. The Corporation’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. The Corporation manages liquidity risk through maintaining sufficient funds on hand and continuously monitoring forecast and actual cash flows. Refer to Notes 9 and 12 for future lease and debt commitments. The Corporation has the following gross obligations as of December 31, 2020, which are expected to be payable in the following respective periods:

	Less than 1 year	1-5 years	> 5 years	Total
Trade payables and accrued liabilities	$17,606,599	$-	$-	$17,606,599
Lease obligations	4,307,052	16,593,868	41,707,890	62,608,810
Purchase consideration	9,053,057	-	-	9,053,057
Income tax payable	21,585,523	-	-	21,585,523
Debt Payable	8,644,633	54,867,767	-	63,512,400
Contingent consideration	-	27,500,000	-	27,500,000
Senior secured notes	-	110,000,000	-	110,000,000
Accrued interest payable	-	3,301,155	-	3,301,155
	$61,196,864	$212,262,790	$41,707,890	315,167,544

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

19. FINANCIAL RISK FACTORS (Continued)

(d) Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Corporation is exposed to interest rate risk on its cash and cash equivalents and long-term debts. Cash and cash equivalents and deposits bear interest at market rates. The Corporation’s debts have fixed rates of interest. The Corporation does not use any derivative instruments to hedge against interest rate risk and believes that the change in interest rates will not have a significant impact on its financial results.

(e) Currency Risk

The operating results and financial position of the Corporation are reported in United States dollars. As the Corporation operates in an international environment, some of the Corporation’s financial instruments and transactions are denominated in currencies other than the United States dollar. The results of the Corporation’s operations are subject to currency transaction and translation risks.

As of December 31, 2020 and 2019, the Corporation had no hedging agreements in place with respect to foreign exchange rates. The Corporation has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time. The Corporation believes that a change in exchange rates will not have a significant impact on financial results. The Corporation performed a sensitivity analysis on the conversion rate applied to Canadian balances:

	Value at year end	Conversion		Effect on fair value, as at
	Dr (Cr.)	rate		December 31, 2020
Balance sheet account	CDN $		Sensitivity	$
Cash and cash equivalents	7,860,570	0.7824	Increase / Decrease 1%	61,501
Warrants	(194,209,626)	0.7824	Increase / Decrease 1%	(1,519,496)

20. TAXATION

As the Corporation operates in the cannabis industry, it is subject to the limits of IRC Section 280E under which the Corporation is only allowed to deduct expenses directly related to the cost of goods sold. This results in permanent book/tax differences for ordinary and necessary business expenses deemed non-allowable under IRC Section 280E. Therefore, the effective tax rate can be highly variable and may not necessarily correlate with pre-tax income or loss.

The Corporation is treated as a United States corporation under section 7874 of the Internal Revenue Code and is expected to be subject to United States federal income tax. However, the Corporation is expected, regardless of any application of section 7874 of the U.S. Tax Code, to be treated as a Canadian resident company for Canadian income tax purposes. As a result, the Corporation will be subject to taxation both in Canada and the United States. The Corporation is also subject to state income taxation in Massachusetts.

In relation to the acquisitions, explained in Notes 1 and 4, the Corporation has recognized deferred tax liabilities during on the acquisition date of $4,469,630 during the year due to the recognition of acquired intangible assets. The deferred tax expense (recovery) during the year ended December 31, 2020 and 2019, were $2,388,608 and $(3,892,570), respectively, resulting in a deferred tax liability of $47,935,998 and $41,077,761 as of December 31, 2020 and 2019.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

20. TAXATION (Continued)

Provision for income taxes consists of the following for the years ended December 31, 2020 and 2019:

	Year Ended December 31,
	2020	2019
Current expense:
Federal	$19,023,188	$7,706,952
State	2,953,573	1,021,109
Total current expense:	$21,976,761	$8,728,061

Deferred expense (benefit):
Federal	$1,547,525	$(3,442,568)
State	841,083	(450,002)
Total deferred expense (benefit):	$2,388,608	$(3,892,570)

Total provision for income taxes	$24,365,369	$4,835,491

As of December 31, 2020, and 2019, the reconciliation between the effective tax rate on income from continuing operations and statutory tax are as follows:

	Year Ended December 31,
	2020	2019
Loss before taxes	$(151,967,289)	$(159,344,113)
Statutory tax rate	27%	27%

Expected income tax recovery	(41,031,168)	(43,022,911)
Difference in foreign tax rates	(3,098,062)	569,917
Tax rate changes and other adjustments	1,027,280	36,969
Stock-based compensation	8,863,599	7,966,090
Unrealized change in fair value of financial liabilities	46,627,953	32,922,160
Non-deductible items	6,794,533	4,091,370
Benefit of tax loss not recognized	1,386,578	1,708,628
State tax	3,794,656	563,268

Reported income tax expense	$24,365,369	$4,835,491

Effective Tax Rate	-16.03%	-3.03%

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

20. TAXATION (Continued)

As of December 31, 2020 and 2019, the components of deferred tax assets and liabilities were as follows:

	Year Ended December 31,
	2020	2019
Property, plant and equipment	$(1,085,011)	$(777,780)
Intangible assets	(44,981,241)	(41,992,664)
Partnerships	146,978	136,836
Biological assets	(2,228,536)	1,198,574
Inventory	161,800	79,869
Start-up expenses	50,012	277,404
Net deferred tax liability	$(47,935,998)	$(41,077,761)

Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

	As of December 31,
	2020	2019
Share issuance and financing costs	$3,276,924	$5,659,149
Non-capital losses carried forward - Canada	17,355,564	9,520,242
Other temporary differences	2,855	15,269
Total unrecognized deductible temporary differences	$20,635,343	$15,194,660

As of December 31, 2020, the Company has not recognized a deferred tax asset in respect of approximately $17.3 million (2019 - $9.5 million) of Canadian non-capital losses available for carry-forward. These losses expire in the tax years 2037 through 2040.

21. SUBSEQUENT EVENTS

The Corporation’s management has evaluated subsequent events up to March 9, 2021, the date the financial statements were issued:

A)	Subsequent to December 31, 2020, Ayr Strategies Inc. announced a name change to Ayr Wellness Inc.

B)	Subsequent to December 31, 2020, the Corporation signed a definitive agreement to acquire 100% of the membership interests in Blue Camo, LLC. Previously, the Corporation had a binding term sheet as disclosed in Note 18.

C)	Subsequent to December 31, 2020, the Corporation offered 4,600,000 Subordinate Voting Shares at a price of $34.25CDN for total gross proceeds of approximately $157,550,000CDN, which included the exercises in full of the over-allotment option granted to the underwriters, before deducting the underwriters’ fees and estimated offering expenses.

D)	Subsequent to December 31, 2020, Jonathan Sandelman, CEO, received a grant of incentive compensation of 1,044,000 Exchangeable Shares. The amount represents approximately 3.8% of the issued and outstanding Subordinate Voting Shares as of December 31, 2020.

E)	Subsequent to December 31, 2020, the Corporation completed its arrangement with Liberty Health Sciences. Previously, the Corporation had a definitive agreement as disclosed in Note 18.